      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 6, 1995

                                                  REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        HORNBECK OFFSHORE SERVICES, INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                          74-2153030
          (State or other jurisdiction of                           (I.R.S. Employer
          incorporation or organization)                           Identification No.)

                             7707 HARBORSIDE DRIVE
                             GALVESTON, TEXAS 77554
                                 (409) 744-9500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                               LARRY D. HORNBECK
                                   PRESIDENT
                             7707 HARBORSIDE DRIVE
                             GALVESTON, TEXAS 77554
                                 (409) 744-9500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                with copies to:

            R. CLYDE PARKER, JR., ESQ.                             J. MARK METTS, ESQ.
                KECK, MAHIN & CATE                               VINSON & ELKINS L.L.P.
           2800 FIRST CITY MAIN BUILDING                          2300 FIRST CITY TOWER
                 1021 MAIN STREET                                  1001 FANNIN STREET
               HOUSTON, TEXAS 77002                               HOUSTON, TEXAS 77002
                  (713) 951-0990                                     (713) 758-2222

                             ---------------------
    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                             ---------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                         NUMBER OF SHARES PROPOSED MAXIMUM PROPOSED MAXIMUM    AMOUNT OF
TITLE OF EACH CLASS OF                         TO BE       OFFERING PRICE      AGGREGATE     REGISTRATION
SECURITIES TO BE REGISTERED                REGISTERED(1)    PER SHARE(2)   OFFERING PRICE(2)     FEE
- --------------------------------------------------------------------------------
Common Stock, $.10 par value per
  share(3)...............................     2,300,000       $15.5625        $35,793,750       $12,343
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) Includes 300,000 shares of Common Stock that may be purchased by the Underwriters to cover over-allotments.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

(3) Including associated preferred stock purchase rights. Prior to the occurrence of certain events, the preferred stock purchase rights will not be evidenced by or traded separately from the Common Stock.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JULY 6, 1995

PROSPECTUS

                                2,000,000 SHARES

                            [HORNBECK OFFSHORE LOGO]

                        HORNBECK OFFSHORE SERVICES, INC.

                                  COMMON STOCK

                            ------------------------

     Of the 2,000,000 shares of Common Stock, $.10 par value (the "Common Stock"), of Hornbeck Offshore Services, Inc. (the "Company") offered hereby, 1,000,000 shares are being sold by the Company and 1,000,000 shares are being sold by certain stockholders (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     The Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market under the trading symbol "HOSS." On June 30, 1995, the last reported sale price of the Common Stock on the Nasdaq National Market was $15 3/4. See "Price Range of Common Stock and Dividend Policy."

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                                                 PROCEEDS TO
                             PRICE TO        UNDERWRITING      PROCEEDS TO         SELLING
                              PUBLIC         DISCOUNT(1)        COMPANY(2)     STOCKHOLDERS(2)
- ------------------------------------------------------------------------------------------------
Per Share..............         $                 $                 $                 $
- ------------------------------------------------------------------------------------------------
Total(3)...............         $                 $                 $                 $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $          and
    payable by the Selling Stockholders estimated at $          .

(3) Certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders
    will be $          , $          and $          , respectively. See
    "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about             , 1995.

                            ------------------------

MERRILL LYNCH & CO.

                             THE ROBINSON-HUMPHREY
                                  COMPANY, INC.

                                                             SIMMONS & COMPANY
                                                               INTERNATIONAL

                            ------------------------

             The date of this Prospectus is                , 1995.

                             AVAILABLE INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information contained in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at the Commission's offices, without charge, or copies of which may be obtained from the Commission upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference herein:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994;

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

     3. The Company's Form 8-K-A dated January 27, 1995 amending its Current Report on Form 8-K dated November 15, 1994;

     4. The Company's Form 8-K dated June 21, 1995.

     5. The description of the Common Stock included in the Company's Form 8-A/A Amendment No. 2 dated June 21, 1995.

     6. The description of the Company's preferred stock purchase rights included in the Company's Form 8-A dated June 21, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Upon oral or written request of any person, including any beneficial owner, to whom this Prospectus is delivered, the Company will provide without charge a copy of any document incorporated in this Prospectus by reference, exclusive of exhibits (unless such exhibits are specifically incorporated by reference into such documents), to such person. Requests for such documents should be directed to Hornbeck Offshore Services, Inc., 7707 Harborside Drive, Galveston, Texas 77554, Attention: Corporate Secretary (Telephone 409/744-9500).

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following is a summary of certain information in this Prospectus. This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and in the documents incorporated herein by reference. Unless otherwise indicated, information in this Prospectus assumes that the over-allotment option is not exercised. All references in this Prospectus to the "Gulf of Mexico" or the "Gulf" refer to the U.S. Gulf of Mexico. Investors should carefully consider the information set forth under the caption "Risk Factors."

GENERAL

     The Company is engaged in the offshore marine services business, serving the oil and gas industry primarily in the Gulf of Mexico through its operation and management of a diversified fleet of 62 vessels, consisting of supply, tug-supply, utility, crew and specialty service vessels. These vessels enable the Company to provide a wide range of services such as towing and anchor handling of mobile drilling rigs and equipment; transporting supplies necessary to sustain drilling, workover and production activities; supporting offshore pipelaying and construction; and assisting geophysical evaluation. Fifty-seven of these vessels are owned, four are chartered and one is managed by the Company. The Company operates the second largest fleet of supply vessels both in the Gulf of Mexico and in the world. The Company also has equity interests in Ravensworth Investments Limited, an Isle of Man-based company ("Ravensworth"), and Seaboard Holdings Limited, an Aberdeen, Scotland-based company ("Seaboard"), that together have the largest safety standby fleet operating in the North Sea, a combined total of 29 vessels.

     The Company's operating strategy is to provide its customers with high-quality, quick-response service and a diverse and well-equipped and maintained fleet of vessels. Management believes that the Company's operating capabilities and reputation in the offshore marine services industry allow it to compete favorably with other fleets in the Gulf of Mexico. Management has identified several strategies for future growth. The Company, which has made three significant Gulf fleet acquisitions and several smaller acquisitions since 1990, continues to search for opportunities to enhance its position in the Gulf of Mexico through the strategic acquisition of vessels available in that market. The Company will seek to increase the size of its fleet by purchasing or building new vessels if market conditions justify such purchases or construction. The Company also continues to pursue potential opportunities for growth in the offshore marine service business in international markets, as evidenced by its 1993 purchase of a 49.9% interest in Ravensworth and 1994 purchase of a 49.9% interest in Seaboard. See "Business and Properties -- North Sea Affiliates."

     After declining through much of 1994, drilling activity in the Gulf of Mexico stabilized in early 1995 and more recently has begun to increase. Consequently, the offshore marine services industry is beginning to show improved utilization over 1994. Dayrates, however, are currently below prior year levels. Historically, improved utilization has generally led to increased dayrates. On June 30, 1995, the utilization rate for the Company's vessels was 86% and the average supply vessel dayrate was $3,191. Based upon the Company's current fleet size and composition, current operating conditions and capital structure, utilization of 85% and the number of shares of Common Stock outstanding after this offering, every $100 per day change in the annual average dayrate for the Company's supply vessels in the Gulf results in an approximate change in annual earnings per share of $.08. The number of offshore supply vessels available for service in the Gulf of Mexico dropped from a peak of approximately 700 in 1985 to 235 in 1993 before climbing to the present level estimated to be 289. This recent increase in available vessels was primarily a result of redeployment of vessels to the Gulf of Mexico from other areas. Management continues to believe that the number of vessels available in the Gulf will decrease because current dayrates in the Gulf of Mexico do not justify the expense of building new vessels and current regulations prohibit foreign operators and foreign registered vessels from entering the offshore marine services business in the Gulf of Mexico. Furthermore, increased activities in overseas areas could result in reduction of Gulf fleet size as vessels are deployed to those areas. See "Business and Properties -- Certain Government Regulation." The Company's management also believes that many of the vessels previously servicing the oil and gas industry could not be readily returned to service in the Gulf of Mexico because of their condition or certain restrictions imposed by the Maritime Administration of the U.S.

Department of Transportation ("MARAD") on their return to offshore service vessel use in United States coastal waters.

     The Company was incorporated in Delaware in 1981. All of the Company's operations are conducted through subsidiaries and unconsolidated affiliates. The Company's principal executive offices are located at 7707 Harborside Drive, Galveston, Texas 77554, and its telephone number is (409) 744-9500. The Company also has an office in Morgan City, Louisiana and affiliated offices in Douglas, Isle of Man and Aberdeen, Scotland. Unless otherwise required by the context, the term "Company" as used herein refers to Hornbeck Offshore Services, Inc. and its consolidated subsidiaries.

THE OIL & GAS VESSEL ACQUISITION

     On November 15, 1994, the Company added to its fleet of vessels operating in the Gulf of Mexico by completing the acquisition of thirteen large offshore supply vessels and related assets (collectively, the "Oil & Gas Vessels") from Oil & Gas Rental Services, Inc. for aggregate consideration of $46,000,000 in cash (the "Oil & Gas Vessel Acquisition"). The Company financed a portion of the purchase price with a new $20,000,000 term loan secured by the Oil & Gas Vessels and by drawing down $3,000,000 under its new revolving credit facility. The Company obtained the remainder of the purchase price from its cash reserves.

     The Oil & Gas Vessels are considered to be among the highest quality boats operating in the Gulf of Mexico. The Oil & Gas Vessels include four 220 foot vessels and seven vessels between 188 and 192 feet. Because the vessels are all large, high-quality boats, they command premium dayrates which can run as high as 30-50% above those for standard 180 foot supply boats.

THE SEABOARD ACQUISITION

     Effective November 30, 1994, the Company's newly formed 49.9% owned affiliate, Seaboard, acquired all of the outstanding capital stock of Seaboard Offshore Group Limited ("SOGL") which, together with its subsidiaries, owns six safety standby vessels operating in the North Sea (the "Seaboard Acquisition"). The acquisition of the SOGL equity securities was accomplished for nominal consideration. To facilitate the transaction, the Company made a 1.5 million Pounds Sterling loan to SOGL and guaranteed approximately 302,000 Pounds Sterling of SOGL debt. Ravensworth Holdings Limited, the 50.1% owner of the Company's 49.9% owned North Sea affiliate, Ravensworth, guaranteed to the Company the repayment of 50.1% of the loan to SOGL. Through its 49.9% owned affiliate, Hornbeck Offshore Limited (the "North Sea Manager"), formed in conjunction with the Seaboard Acquisition, the Company positioned itself to provide management services for all of its operations in the North Sea. See "Business and Properties -- North Sea Affiliates."

THE OFFERING

Common Stock Offered By:
  The Company......................................  1,000,000 shares
  The Selling Stockholders.........................  1,000,000 shares
Common Stock to be Outstanding after the
  Offering.........................................  14,167,265 shares
Use of Proceeds by the Company.....................  To repay certain indebtedness incurred to fund a portion of the acquisition
                                                     price of the Oil & Gas Vessel
                                                     Acquisition.
                                                     See "Use of Proceeds."
Nasdaq National Market Symbol......................  HOSS

                             ---------------------

                          NOTICE TO NON-U.S. CITIZENS

     Ownership and control of the Common Stock of the Company and shares of any other class of capital stock of the Company by non-U.S. citizens are limited by the terms of the Company's Restated Certificate of Incorporation. Under certain circumstances, transfers of capital stock to non-U.S. citizens may be void and certain capital stock owned by non-U.S. citizens may not be permitted to vote or receive dividends or other distributions. See "Description of Securities -- Foreign Ownership" and "Certain United States Tax Consequences for Non-U.S. Holders of Common Stock."

                  SUMMARY HISTORICAL AND PRO FORMA INFORMATION
            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND FLEET DATA)

                                                                                                                  PRO FORMA
                                                                                          THREE MONTHS ENDED     AS ADJUSTED
                                                 YEAR ENDED DECEMBER 31,(1)                    MARCH 31,          YEAR ENDED
                                      -------------------------------------------------   -------------------    DECEMBER 31,
                                       1990      1991      1992       1993       1994       1994       1995        1994(2)
                                      -------   -------   -------   --------   --------   --------   --------    ------------
STATEMENT OF OPERATIONS DATA:
Revenues............................  $22,681   $20,419   $18,435   $ 47,291   $ 45,834   $ 11,506   $ 12,671      $ 60,379
Depreciation and amortization.......    3,427     4,229     4,749      7,394     10,007      2,273      3,281        13,264
Operating profit....................    7,270     2,933       567     16,371      8,767      2,534      1,376        12,320
Equity in earnings (loss) of
  affiliates........................                            5        818      1,408        269       (330)        1,408
Net income..........................    4,513     1,930        62     10,665      8,023      1,902        487         9,391
Earnings per share of Common
  Stock.............................      .51       .18       .01        .90        .60        .14        .04           .70
BALANCE SHEET DATA:
Working capital.....................  $17,227   $10,135   $ 6,607   $ 40,987   $ 14,747   $ 38,059   $ 17,614
Property and equipment, net.........   38,862    44,138    58,783     55,396    101,563     57,683     99,347
Investment in affiliates............                                  15,223     16,851     15,516     14,586
Total assets........................   64,183    62,740    73,112    124,672    147,882    124,161    146,208
Long-term debt (less current
  portion)..........................   12,618    13,663    14,659      7,833     21,023      6,770     20,034
Stockholders' equity................   40,375    37,450    46,064     99,590    106,907    101,560    105,611
FLEET DATA:
Vessel utilization rates(3).........      89%       83%       80%        85%        80%        75%        74%
Average dayrates(4).................  $ 3,050   $ 2,445   $ 1,995   $  3,284   $  3,272   $  3,776   $  3,154
Number of vessels in fleet at end of
  period............................       29        34        52         51         63         50         63(5)

- ---------------

(1) Historical figures for 1990 and thereafter reflect the effect of the acquisition (the "Point Marine Acquisition") of Point Marine, Inc., and an affiliated entity from its effective date, January 30, 1990. Historical figures for 1992 and thereafter reflect the acquisition of 21 offshore service vessels (collectively, the "Petrol Acquisition") from Portal Energy Corporation, Pentad Offshore Corporation and Petrol Marine Corporation (collectively, "Petrol") from its effective date, November 19, 1992. Historical figures for 1993 and thereafter reflect the effect of the Company's acquisition of 49.9% of the outstanding capital stock of Ravensworth (the "Ravensworth Acquisition") from its effective date, July 23, 1993. Historical figures for 1994 and thereafter reflect the effects of the Oil & Gas Vessel Acquisition and the Seaboard Acquisition from their effective dates of November 15, 1994 and November 30, 1994, respectively. The historical figures, therefore, are not necessarily indicative of future results or trends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business and Properties -- North Sea Affiliates."

(2) Summary pro forma operations data give effect to the Oil & Gas Vessel Acquisition as if such transaction had taken place on January 1, 1994. See the Consolidated Financial Statements and the Unaudited Pro Forma Combined Financial Information of the Company included or incorporated by reference herein.

(3) Utilization rates are average rates for all vessels based on a 365-day year. Vessels are considered utilized when they are generating charter revenue. The utilization rate for the Company's vessels on June 30, 1995, was 86%. See "Business and Properties -- The Industry."

(4) Average dayrates are average revenue per day per utilized vessel. Average dayrates of the Company reflect dayrates of all supply vessels, excluding the four large 220' supply vessels in the Company's fleet which typically earn dayrates significantly above other supply vessels in the Company's fleet.

(5) Subsequent to March 31, 1995, the Company discontinued management of one vessel and has accepted an offer for the sale of one vessel.

                                  RISK FACTORS

     Investors should carefully consider the following risk factors before purchasing shares of the Common Stock offered by this Prospectus.

INDUSTRY CONDITIONS

     Although different geographic markets were affected at different times and to varying degrees, the level of activity in the oil and gas exploration and development industry and, therefore, the offshore marine services industry was depressed in the Gulf during the middle and late 1980s. In the period from 1988 and through the first half of 1995, the U.S. Gulf of Mexico's market has experienced several periods of increased offshore activity as well as periods, both seasonal and otherwise, where demand for offshore marine services has decreased. Decreased drilling activity, together with the overbuilding of new vessels in the early 1980s, resulted in an excess number of supply vessels, operating losses and a significant contraction in the offshore marine services industry serving the Gulf of Mexico in the middle and late 1980s. The number of offshore supply vessels available for service in the Gulf of Mexico dropped from a peak of approximately 700 in 1985 to 235 in 1993, before climbing to the present level estimated to be 289. Offshore drilling, while recently improved, continues to be at relatively low levels and oil and gas prices remain volatile. A reduced level of oil and gas prices could lead to less exploration and development of offshore areas, reduced activity for the offshore marine services industry and a material adverse effect on the Company's financial condition and results of operations.

GOVERNMENT REGULATION

     The Company's vessels are subject to various statutes and regulations governing their operation and maintenance. Under the Merchant Marine Act of 1920, if persons other than U.S. citizens should in the aggregate own in excess of 25% of any class of the Company's outstanding capital stock, the Company's vessels would lose the privilege of engaging in the U.S. coastwise trade, which covers substantially all of the Company's operations in the Gulf of Mexico. In order to aid compliance with the foregoing requirements, the Company's charter contains certain provisions limiting foreign ownership of the Common Stock and any other class of capital stock. The operations of the Company are subject to federal, state and, for onshore activities, local laws and regulations relating to protection of the environment. Although the Company believes that its operations are in general compliance with applicable environmental regulations, risks of substantial costs and liabilities are inherent in offshore marine service operations, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, persons or the environment resulting from the Company's operations could result in substantial costs and liabilities to the Company. Without limiting the generality of the foregoing, the Company's operations are subject to the Outer Continental Shelf Lands Act, and regulations promulgated thereunder, which regulate the activities of offshore service vessels, require vessel owners and operators to demonstrate financial and operational responsibility and provide for certain limitations on the liability of vessel owners and operators. The Company's operations also are subject to the Federal Water Pollution Control Act of 1972, as amended, which imposes strict controls against the discharge of oil and other pollutants into surface waters within their jurisdiction. Any hazardous substances transported by the Company are subject to regulation under the Resource Conservation and Recovery Act and the Hazardous Materials Transportation Act. Numerous other environmental laws and regulations also apply to the operations of the Company, and such laws and regulations are subject to frequent changes. The Company's insurance policies provide coverage for accidental occurrences of seepage and pollution and/or cleanup and containment of the foregoing. Although the Company's losses from such occurrences have not historically exceeded its insurance coverage, there is no assurance that this will continue to be the case. Management believes, however, that the Company's insurance coverage is adequate and comparable to that generally carried in the offshore marine services industry. See "Business and Properties -- Certain Government Regulation" and "Description of Securities -- Foreign Ownership."

KEY PERSONNEL

     The Company is materially dependent upon the continued services of its Chairman of the Board, President and Chief Executive Officer, Larry D. Hornbeck. See "Management."

OPERATING RISKS AND INSURANCE

     The operation of marine service vessels involves an inherent risk of catastrophic marine disaster, adverse weather conditions, mechanical failure, collisions and property losses to the vessel and its tow and cargo. Any such event may result in loss of revenues and increased costs and other liabilities. Although the Company's losses from such hazards have not historically exceeded its insurance coverage, there is no assurance that this will continue to be the case. Management believes, however, that the Company's insurance coverage is adequate and comparable to that generally carried in the offshore marine services industry.

SHARES ELIGIBLE FOR FUTURE SALE

     Of the 13,167,265 shares of Common Stock outstanding as of June 30, 1995, 2,505,579 shares (the "Restricted Shares"), including 1,000,000 shares being offered by Selling Stockholders hereunder, are "restricted securities" as such term is defined in Rule 144 adopted under the Securities Act, or are held by persons who may be deemed "affiliates" of the Company, and consequently are subject to the resale limitations of Rule 144. After the consummation of this offering (assuming the Underwriters' over-allotment option is exercised in full), holders of 1,210,133 shares of Common Stock (substantially all of which are Restricted Shares) will be entitled to have their shares registered under the Securities Act under certain conditions, which registration would permit the sale of such shares without regard to the provisions of Rule 144. No prediction can be made regarding the effect, if any, that eventual market sales of Restricted Shares or sales of shares of Common Stock or other securities pursuant to registration or otherwise will have on the market price for the Common Stock prevailing from time to time. There is a possibility that Restricted Shares not sold in this offering or other shares of Common Stock may be resold in the public market and that such sales may adversely affect prevailing market prices of the Common Stock.

NO DIVIDENDS

     The Company has never paid dividends on its Common Stock and expects for the foreseeable future to retain any earnings otherwise available for such dividends for use in its operations and for expansion. See "Price Range of Common Stock and Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares of Common Stock offered by this Prospectus are estimated to be approximately $14.6 million. The Company intends to use all such proceeds to repay a portion of the bank term loan incurred to fund a portion of the acquisition price with respect to the Oil & Gas Vessel Acquisition. Such indebtedness bears interest at the bank's prime rate or, at the election of the Company, at LIBOR plus 1%, and is payable over a five-year period, with the final payment being due on November 15, 1999. At June 30, 1995 the weighted average interest rate was 7.125%. As of June 30, 1995, the Company is negotiating with its bank lender to make available an amount corresponding to the debt repayment as a line of credit for future acquisitions or other corporate purposes. Although the Company continues to search for appropriate acquisition opportunities, the Company has no agreements or understandings at the present time with respect to any particular acquisition.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1995 (i) on a historical basis and (ii) as adjusted to give effect to the sale of the shares of Common Stock offered hereby by the Company and the application of the estimated net proceeds to the Company of the offering, assuming the offering had occurred as of March 31, 1995. This table should be read in conjunction with the Consolidated Financial Statements of the Company, the Unaudited Pro Forma Combined Financial Information of the Company and the respective related notes thereto, included or incorporated by reference herein.

                                                                         MARCH 31, 1995
                                                                    ------------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                    --------     -----------
                                                                         (IN THOUSANDS)
    Long-term debt (excluding current portion)....................  $ 20,034      $   5,434
                                                                    ========      =========
    Stockholders' equity:
      Common stock, $.10 par value................................  $  1,314      $   1,414
      Additional paid-in capital..................................    81,866         96,366
      Retained earnings...........................................    22,431         22,431
                                                                    --------     -----------
      Total stockholders' equity..................................   105,611        120,211
                                                                    --------     -----------
              Total capitalization................................  $125,645      $ 125,645
                                                                    ========      =========

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock trades in the over-the-counter market and sales are reported on the Nasdaq National Market under the symbol "HOSS." At June 15, 1995, the Company had 238 holders of record of Common Stock. See the cover page of this Prospectus for a recent closing sale price of the Common Stock, as reported on the Nasdaq National Market.

     The following table sets forth the range of high and low sales prices of the Common Stock as reported by the Nasdaq National Market for the periods indicated.

                                                                            PRICE RANGE
                                                                             OF COMMON
                                                                               STOCK
                                                                           -------------
                                                                           HIGH     LOW
                                                                           ----     ----
    1992
    First quarter........................................................  $3 1/2   $2 5/8
    Second quarter.......................................................   3 1/2    2 3/4
    Third quarter........................................................   5 7/8    2 7/8
    Fourth quarter.......................................................   7 3/8    5 3/8

    1993
    First quarter........................................................  10 1/2    6
    Second quarter.......................................................  18 1/8    9 7/8
    Third quarter........................................................  20 3/4   14 5/8
    Fourth quarter.......................................................  24 3/4   12 1/2

    1994
    First quarter........................................................  18 5/8   13 1/2
    Second quarter.......................................................  17 3/8   12 7/8
    Third quarter........................................................  15 7/8   11 1/2
    Fourth quarter.......................................................  15 1/2   12 1/4

    1995
    First quarter........................................................  12 7/8    8 7/8
    Second quarter.......................................................  16 5/8   11 1/4
    Third quarter (through July 5).......................................  15 3/4   15 1/2

     The Company has never paid cash dividends on its Common Stock. The Company intends to retain any future earnings otherwise available for cash dividends on the Common Stock for use in its operations and for expansion, and does not anticipate that any cash dividends will be paid in the foreseeable future. If the Company were to change its current policy of retaining earnings otherwise available for cash dividends, the Company's ability to pay cash dividends would be subject to continuing compliance with certain financial covenants in the loan agreement governing its bank term loan and revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "-- Liquidity and Capital Resources."

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following selected historical financial data for the Company as of and for the years ended December 31, 1990 through December 31, 1994 were derived from the audited consolidated financial statements of the Company, and as of and for the three months ended March 31, 1994 and March 31, 1995 were derived from the unaudited consolidated financial statements of the Company. Historical amounts reflect the effects of the Seaboard Acquisition after November 30, 1994, the Oil & Gas Vessel Acquisition after November 15, 1994, the Ravensworth Acquisition after July 23, 1993, the Petrol Acquisition after November 19, 1992 and the Point Marine Acquisition after January 30, 1990, and therefore are not necessarily indicative of future results or trends. The pro forma statement of operations gives effect to the Oil & Gas Vessel Acquisition as if such transaction had taken place on January 1, 1994. The historical and pro forma data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company, the Statements of Revenue and Direct Expenses for the assets involved in the Oil & Gas Vessel Acquisition, the Unaudited Pro Forma Combined Financial Information of the Company, and the respective related notes thereto, included or incorporated by reference herein.

                                                                                              THREE MONTHS        PRO FORMA
                                                                                                  ENDED          AS ADJUSTED
                                                    YEAR ENDED DECEMBER 31,                     MARCH 31,         YEAR ENDED
                                       -------------------------------------------------   -------------------   DECEMBER 31,
                                        1990      1991      1992       1993       1994       1994       1995         1994
                                       -------   -------   -------   --------   --------   --------   --------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues.............................. $22,681   $20,419   $18,435   $ 47,291   $ 45,834   $ 11,506   $ 12,671     $ 60,379
Depreciation and amortization.........   3,427     4,229     4,749      7,394     10,007      2,273      3,281       13,264
Operating profit......................   7,270     2,933       567     16,371      8,767      2,534      1,376       12,320
Income before income taxes, equity in
  earnings (loss) of affiliates and
  extraordinary charge................   6,616     2,919        57     14,657      9,824      2,496      1,201       12,501
Income taxes..........................  (2,103)     (989)              (4,530)    (3,209)      (863)      (384)      (4,518)
Equity in earnings (loss) of
  affiliates..........................                           5        818      1,408        269       (330)       1,408
Income before extraordinary charge....   4,513     1,930        62     10,945      8,023      1,902        487        9,391
Extraordinary charge for early
  extinguishment of debt, net of
  income tax effect...................                                    280
Net income............................   4,513     1,930        62     10,665      8,023      1,902        487        9,391
Earnings per share before
  extraordinary charge................     .51       .18       .01        .92        .60        .14        .04          .70
Loss per share from extraordinary
  charge for early extinguishment of
  debt, net of income tax effect......                                   (.02)
Net income per share..................     .51       .18       .01        .90        .60        .14        .04          .70
BALANCE SHEET DATA:
Working capital....................... $17,227   $10,135   $ 6,607   $ 40,987   $ 14,747   $ 38,059   $ 17,614
Property and equipment, net...........  38,862    44,138    58,783     55,396    101,563     57,683     99,347
Investments in affiliates.............                                 15,223     16,851     15,516     14,586
Total assets..........................  64,183    62,740    73,112    124,672    147,882    124,161    146,208
Long-term debt (less current
  portion)............................  12,618    13,663    14,659      7,833     21,023      6,770     20,034
Stockholders' equity..................  40,375    37,450    46,064     99,590    106,907    101,560    105,611

                        HORNBECK OFFSHORE SERVICES, INC.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma combined statement of operations for the year ended December 31, 1994, combines the historical results of operations of the Company and the historical revenue and direct expenses for the assets involved in the Oil & Gas Vessel Acquisition from January 1, 1994, through the acquisition date (November 15, 1994). The statement also includes pro forma adjustments which assume that the acquisition occurred as of January 1, 1994. Assumptions underlying the pro forma adjustments are described in the Company's Notes to Unaudited Pro Forma Combined Financial Information, which should be read in conjunction with this statement. The statement should also be read in conjunction with the Consolidated Financial Statements of the Company and the Statements of Revenue and Direct Expenses for the assets involved in the Oil & Gas Vessel Acquisition incorporated by reference herein. The following Unaudited Pro Forma Combined Financial Information does not purport to be indicative of the actual results of operations which would have occurred had the operations of the Company and the operations with respect to the assets involved in the Oil & Gas Vessel Acquisition actually been combined during the full year ended December 31, 1994, or the future results of operations for the combined entity after the Oil & Gas Vessel Acquisition.

                        HORNBECK OFFSHORE SERVICES, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                      HISTORICAL
                                       HORNBECK         OIL & GAS VESSELS
                                       OFFSHORE          (FOR THE PERIOD
                                       SERVICES,             1/1/94                              PRO FORMA
                                         INC.           THROUGH 11/15/94)     ADJUSTMENTS         COMBINED
                                      -----------       -----------------     -----------        ----------
Charter revenues.................     $    45,834            $14,545                            $    60,379
                                      -----------            -------                            -----------
Costs and expenses:
  Direct labor and other
     operating expenses..........          23,484              7,323                                 30,807
  Depreciation and
     amortization................          10,007                962            $ 2,295 (A)          13,264
  General and administrative.....           3,576                412                                  3,988
  Interest expense...............             864                                   876 (B)           1,740
  Other costs and expenses.......          (1,921)                                                   (1,921)
                                      -----------            -------            -------         -----------
                                           36,010              8,697              3,171              47,878
                                      -----------            -------            -------         -----------
Income before income taxes and
  equity in earnings of
  affiliates.....................           9,824              5,848             (3,171)             12,501
Provision for income taxes.......          (3,209)                               (1,309)(C)          (4,518)
Equity in earnings of
  affiliates.....................           1,408                                                     1,408
                                      -----------            -------           --------         -----------
Net income.......................     $     8,023            $ 5,848           $ (4,480)        $     9,391
                                      ===========            =======           ========         ===========
Earnings per share...............     $      0.60                                               $      0.70
                                      ===========                                               ===========
Common and common equivalent
  shares outstanding (D).........      13,460,000                                                13,460,000

                        HORNBECK OFFSHORE SERVICES, INC.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     (A) This adjustment reflects depreciation expense related to the purchase price allocated to the acquired Oil & Gas Vessels. The Oil & Gas Vessels are being depreciated over a dollar-weighted-average remaining life of approximately 16 years.

     (B) This adjustment relates to additional pro forma interest expense in connection with debt incurred at the date of the acquisition of the Oil & Gas Vessels at an interest rate of approximately 5.5%.

     (C) This adjustment relates to a pro forma tax expense (at a rate of approximately 34%) related to the historical and pro forma adjustments for the Oil & Gas Vessels for the year ended December 31, 1994.

     (D) Common and common equivalent shares outstanding represent average shares outstanding on a historical basis for the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of the financial condition and results of operations of the Company. This discussion should be read in conjunction with the information contained in the financial statements and the related notes incorporated by reference herein.

GENERAL

  The Company

     The Company's operating revenue is directly affected by average dayrates and fleet utilization, which are closely aligned with the offshore oil and gas exploration and development industry. The level of exploration and development of offshore areas is affected by both short-term and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources. Although different geographic markets were affected at different times and to varying degrees, the level of activity in the oil and gas exploration and development industry and, therefore, the offshore marine services industry, was depressed in the Gulf during the middle and late 1980s. In the period from 1988 through the first half of 1995, the U.S. Gulf of Mexico's market has experienced several periods of increased offshore activity as well as periods, both seasonal and otherwise, where demand for offshore marine services has decreased. Many industry experts anticipate that increased natural gas demand will increase drilling and workover activity in the U.S. Gulf. On the other hand, a reduced level of oil and gas prices could lead to less exploration and development of offshore areas, reduced activity for the offshore marine services industry, and an adverse effect on the Company's financial condition and results of operations. In the North Sea, since the Company's 1993 acquisition of its Ravensworth affiliate, safety standby vessel demand has declined due to lower drilling activity caused by oil price declines and certain tax law changes affecting that area. Currently, there are industry expectations of increased drilling activity in the North Sea during the second half of 1995. Such drilling activity changes would increase demand and, potentially, dayrates for the safety standby vessel market. The Company, however, cannot predict future demand levels for its markets.

     The offshore marine services industry is cyclical, with periods of increased demand for services resulting in higher utilization and dayrates and periods of lower demand resulting in lower utilization and dayrates. An upward or downward movement in dayrates has little direct impact on operating costs and expenses for a vessel. An increase or decrease in utilization of a vessel will incrementally increase or decrease certain operating costs and expenses but generally not in proportion to the associated revenue change.

     The Company's results of operations have not been significantly affected by inflation during the past five years. Since the time of the Company's investment in Ravensworth in mid-1993, it has become exposed to potential foreign exchange gains or losses. Through March 31, 1995, the Company has not recorded any significant foreign exchange gains or losses.

     The Company seeks to expand its fleet through acquisitions when industry cycles or other factors create attractive purchase opportunities. Through acquisitions, including those described below, the Company has grown to become the operator of the second largest fleet of supply vessels both in the Gulf of Mexico and in the world. The Company's most recent significant acquisitions are described below.

  The Petrol Acquisition

     On November 19, 1992, the Company strengthened its fleet in the Gulf of Mexico by acquiring from Petrol 20 offshore supply vessels and one utility vessel for $18,500,000. The aggregate consideration paid to Petrol consisted of $4,750,000 in cash, $5,250,000 in unsecured notes issued by the Company and 1,365,462 restricted shares of Common Stock then valued at a market price of $8,500,000. As a condition to the transaction, $2,000,000 of the cash consideration was escrowed for purposes of refurbishing and recertifying seven of the acquired vessels that were not in service on the date of the acquisition. These seven vessels were subsequently repaired, refurbished, and returned to service. Because the escrowed funds were insufficient to pay for all of the costs for the required work on the seven vessels, the future debt service for the notes issued to

Petrol in connection with the Petrol Acquisition was reduced by the excess of such costs over the escrowed funds, a total of approximately $1.8 million. In a transaction finalized effective March 18, 1994, the Company prepaid the balance of the unsecured notes.

  The Ravensworth Acquisition

     On July 23, 1993, the Company completed the Ravensworth Acquisition, acquiring 49.9% of the outstanding capital stock of Ravensworth and certain options to acquire the balance of such capital stock. The Company purchased the 49.9% equity interest for a purchase price of $11,000,000 payable in cash in U.S. dollars and 158,978 shares of restricted Common Stock of the Company valued at approximately $2.7 million. Based on Ravensworth's performance in 1994 measured on the basis of earnings before depreciation, interest and taxes ("EBDIT"), the option price for the 9.9% option exercised effective July 23, 1993 as part of the Ravensworth Acquisition was adjusted downward by approximately $1,800,000, resulting in the surrender and cancellation of approximately 106,000 shares of the Company's Common Stock originally issued as partial consideration for such option exercise. See "Business and Properties -- North Sea Affiliates."

  The Oil & Gas Vessel Acquisition

     On November 15, 1994, the Company added to its fleet of vessels operating in the Gulf of Mexico by completing the Oil & Gas Vessel Acquisition, acquiring thirteen large offshore supply vessels and related assets from Oil & Gas Rental Services, Inc. for aggregate consideration of $46,000,000 in cash. The Company financed a portion of the purchase price with a new $20,000,000 term loan secured by the Oil & Gas Vessels and by drawing down $3,000,000 under its new revolving credit facility. The Company obtained the remainder of the purchase price from its cash reserves.

     The Oil & Gas Vessels are considered to be among the highest quality boats operating in the Gulf of Mexico. The Oil & Gas Vessels include four 220 foot vessels and seven vessels between 188 and 192 feet. Because the vessels are all large, high-quality boats, they command premium dayrates which can run as high as 30-50% above those for standard 180 foot supply boats.

  The Seaboard Acquisition

     Effective November 30, 1994, the Company's newly formed 49.9% owned affiliate, Seaboard, acquired all of the outstanding capital stock of SOGL which, together with its subsidiaries, owns six safety standby vessels operating in the North Sea. The acquisition of the SOGL equity securities was accomplished for nominal consideration. To facilitate the transaction, the Company made a 1.5 million Pounds Sterling loan to SOGL and guaranteed approximately 302,000 Pounds Sterling of SOGL debt. Ravensworth Holdings Limited, the 50.1% owner of the Company's 49.9% owned North Sea affiliate, Ravensworth, guaranteed to the Company the repayment of 50.1% of the loan to SOGL. Through the North Sea Manager, its 49.9% owned affiliate formed in conjunction with the Seaboard Acquisition, the Company positioned itself to provide management services for all of its operations in the North Sea. See "Business and Properties -- North Sea Affiliates."

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided from operating activities totaled $6,664,000 for the first three months of 1995, compared to $7,733,000 in the same period of the prior year. The Company had cash and equivalents of $13,552,000 at March 31, 1995. The change in operating cash flow occurred despite an increase in average fleet size because of reduced utilization which resulted in lower revenues and cash receipts on a per vessel basis.

     At December 31, 1994, the Company had cash and equivalents of approximately $8,572,000. For the year ended December 31, 1994, a period of downturn in the offshore marine services business, cash provided by operating activities totaled approximately $19,148,000, an increase of $2,919,000 versus the amount reported for 1993.

     In connection with the Oil & Gas Vessel Acquisition, the Company entered into a loan agreement (the "Loan Agreement") with a bank (for itself and as agent for any future lenders who may participate in the loans under the Loan Agreement) to provide a portion of the funds for the Oil & Gas Vessel Acquisition and a revolving credit facility. Under the Loan Agreement, the Company obtained a term loan in the amount of $20 million, payable over a five-year period in quarterly installments of $714,284 commencing March 31, 1995, with the balance due November 15, 1999. The term loan is secured by the 13 Oil & Gas Vessels acquired. The Loan Agreement also provides for a revolving credit facility of up to $10 million based on a Borrowing Base (as defined in the Loan Agreement) comprised of eligible accounts receivable of the Company and its subsidiaries. The loans bear interest at the bank's prime rate or, at the election of the Company, at LIBOR plus 1%.

     The Company anticipates it will be able to generate sufficient cash flow from operations to meet its debt repayment and capital expenditure requirements and be in a position to invest a portion of its cash flow in other acquisitions in the offshore marine services industry. Planned growth will be funded through future cash flow and/or additional debt or equity financing. The Company believes that it possesses sufficient unencumbered assets (recognizing that only 22 of the 57 U.S. flag vessels in which the Company has an ownership interest constitute collateral for outstanding debt) to support future debt financing. Additionally, after giving effect to the use of proceeds to the Company of the offering, the Company will have long-term debt totalling approximately $5 million. Assuming the Company can renegotiate its present bank agreement to substitute additional borrowing capacity equivalent to the amount it prepays with the use of proceeds from the offering, the Company's borrowing line will increase to approximately $25 million. See "Use of Proceeds."

     Pursuant to an option agreement entered into in connection with the Ravensworth acquisition, the Company may acquire the remaining 50.1% of Ravensworth equity that it does not presently own during the period January 1, 1995 through March 31, 1997. The option price will bear interest from the original acquisition date and the option prices are subject to upward or downward adjustment based on actual Ravensworth EBDIT performance. Performance of the North Sea Manager and of Seaboard is combined with that of Ravensworth for purposes of making such EBDIT calculations. Based on Ravensworth's EBDIT performance in 1994, the option price for the 9.9% option exercised effective July 23, 1993 as part of the Ravensworth Acquisition was adjusted downward by approximately $1,800,000, resulting in the surrender and cancellation of approximately 106,000 shares of the Company's common stock originally issued as partial consideration for such option exercise. Assuming no performance adjustments and the exercise of two equal annual options to purchase the remaining Ravensworth equity on or before March 31, 1996 and March 31, 1997, respectively, the total future purchase price, including interest, would result in a payment of approximately $5.7 million in cash together with $11.4 million of Common Stock. Pursuant to option agreements entered into in connection with the Seaboard Acquisition and the formation of the North Sea Manager, the Company may acquire the remaining 50.1% of the North Sea Manager and Seaboard that it does not presently own. In connection with the exercise of its options to acquire the remaining outstanding capital stock of Ravensworth, the Company will be entitled to receive for no additional consideration a corresponding amount of the remaining equity interests in the North Sea Manager. If the Company has exercised its options to acquire the remainder of the capital stock of Ravensworth, the Company may exercise an option to acquire the remaining outstanding capital stock of Seaboard for nominal consideration through June 30, 1999, and thereafter for the appraised value of the Seaboard fleet and associated assets less the outstanding debt and a provision for contingent liabilities of Seaboard and its subsidiaries (the "Market Value").

     The Company's commitments for future capital expenditures are not material. The Company is subject to regulations which require supply vessels to be drydocked twice in a five-year period and, therefore, each year a portion of the Company's vessels undergo routine drydocking for maintenance and repairs.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1995 Versus Three Months Ended March 31, 1994

     Revenues increased by $1,165,000 or 10% from $11,506,000 in the first quarter of 1994 to $12,671,000 in the first quarter of 1995. Relevant fleet statistics affecting the Company's revenues are as follows:

                                                                           THREE MONTHS
                                                                          ENDED MARCH 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Number of vessels in fleet at end of period.......................       50         63(1)
    Average supply vessel dayrate.....................................   $3,776     $3,154
    Average fleet utilization.........................................      75%        74%

- ---------------

(1) Subsequent to March 31, 1995, the Company discontinued management of one vessel and accepted an offer for the sale of one vessel.

     Revenues increased due to the larger number of vessels in the fleet. This increase was partially offset by the impact of lower dayrates. Direct labor and other operating expenses increased from $5,765,000 in the first quarter of 1994 to $7,043,000 in the first quarter of 1995, an increase of $1,278,000 or 22%. This increase is due to the increased number of vessels in the fleet in 1995. Generally, operating costs and expenses do not change in direct proportion to revenues. Depreciation and amortization also increased because of the acquisition of vessels since the first quarter of 1994. Average depreciation on a per vessel basis increased in 1995 because vessels acquired since the first quarter of 1994 cost more than the average in the fleet existing prior to that date.

     The Company reported a loss of $330,000 for its share of losses of certain affiliates for the three months ended March 31, 1995 as compared to income of $269,000 in the same period of the prior year. The Company's North Sea safety standby vessel affiliates recognized losses because of lower revenues due primarily to decreased utilization and dayrates and because of higher expense levels associated with certain vessels being repaired or upgraded in anticipation of stronger market demand in the second half of 1995. Utilization of vessels averaged 74% and average dayrates were 3,750 Pounds Sterling in the first quarter of 1994 compared to 69% average utilization and 3,424 Pounds Sterling average day rates in the first quarter of 1995.

     Interest expense increased $244,000 or 109% because of the additional borrowings made in November 1994 in connection with the Oil & Gas Vessel Acquisition.

     Income taxes represent a lower or higher percentage of pretax income than an expected "statutory" rate of approximately 34% due primarily to the fact that no income tax effect is recognized for the Company's equity in earnings of foreign affiliates. Additionally, in 1995, certain property taxes paid on vessels generate state income tax credits which lower effective state tax rates.

  Year Ended December 31, 1994 Versus Year Ended December 31, 1993

     Revenues declined by $1,457,000 or 3% in 1994 compared to 1993. The primary cause for this reduction was the decline in overall fleet utilization in 1994 to 80% compared to 85% in the prior year. Relevant fleet statistics affecting the Company's revenues are as follows:

                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1993       1994
                                                                         ------     ------
    Number of vessels in fleet at end of period........................      51         63(1)
    Average supply vessel dayrate......................................  $3,284     $3,272
    Average fleet utilization..........................................     85%        80%

- ---------------

(1) Includes 13 vessels acquired on November 15, 1994.

     Although dayrates averaged approximately the same in 1993 and 1994, market conditions differed significantly. Dayrates increased during 1993, reaching approximately $4,000 per day for average supply vessel rates by the end of 1993. Dayrates declined in 1994 through the middle of the year to approximately $3,000 per day, remained steady in much of the third quarter and increased in the fourth quarter of 1994 to slightly over $3,200 on average. Utilization declined in the first half of 1994, then increased in the second half of the year.

     Direct labor and other operating expenses increased by $2,896,000 or 14% in 1994 compared to 1993. Most of this increase was attributable to higher insurance premiums and insurance deductibles paid by the Company in 1994. Additionally, labor increased by 8.5% due to crewmembers' wage rate adjustments and payroll taxes related thereto. Generally, operating costs and expenses do not change in direct proportion to revenues.

     Depreciation and amortization increased 35% because of increased depreciation in 1994 on vessels purchased and because of a $1,630,000 increase in amortization of deferred drydocking costs compared to 1993 due to a larger fleet size that caused higher levels of deferred drydocking.

     General and administrative expenses increased 22% because of an increased number of shore-based employees required to support the Company's increased fleet, both domestically and overseas, and because of higher insurance, travel, franchise tax and shareholder-related expenses associated with a larger company.

     Equity in earnings of affiliates increased due to the inclusion in 1994 of such earnings for all of 1994 compared to inclusion in 1993 from only the July 1993 acquisition date. Full-year operating income of affiliates was actually down in 1994 compared to 1993 due to lower dayrates in 1994. Utilization and dayrates averaged approximately 84% and 3,637 Pounds Sterling, respectively, during the period subsequent to the acquisition in 1993 and 71% and 3,607 Pounds Sterling, respectively, during calendar year 1994. The gain on sale of assets relates to three vessels sold during the second quarter of 1994. Interest and other income increased primarily because of higher levels of investment and interest rates in 1994. Interest expense declined because of debt repayments in early 1994.

  Year Ended December 31, 1993 Versus Year Ended December 31, 1992

     Revenues and expenses increased substantially in 1993 compared to 1992. These increases are primarily the result of increases in the number of vessels in the Company's fleet due to the November 1992 Petrol Acquisition, increases in the average supply vessel dayrate and increases in the average fleet utilization as reflected in the following table:

                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1992       1993
                                                                         ------     ------
    Number of vessels in fleet at end of period........................      52         51
    Average supply vessel dayrate......................................  $1,995     $3,284
    Average fleet utilization..........................................     80%        85%

     The increased dayrates and utilization were caused primarily by increased drilling activity in the Gulf of Mexico. The range of average dayrates in 1993 for the Company increased from approximately $2,800 per day at the beginning of the year to approximately $4,100 per day by the end of the year.

     Revenues increased $28,856,000 or 157% from $18,435,000 in 1992 to
$47,291,000 in 1993. The significant increase was primarily attributable to higher utilization and dayrates and the increase in the average number of vessels in the Company's fleet.

     Direct labor and other operating expenses increased $9,358,000 or 83% in 1993 compared to 1992 primarily because of the significantly larger number of vessels in the fleet and higher utilization. Generally, operating costs and expenses do not change in direct proportion to revenues.

     Depreciation and amortization increased by 56% in 1993 compared to 1992 because of additional vessels purchased in late 1992 and higher drydocking amortization.

     General and administrative expenses increased 56% from $1,889,000 in 1992 to $2,938,000 in 1993 primarily because of the addition of personnel resulting from the Petrol Acquisition in late 1992.

     Net income increased $10,603,000 from net income of $62,000 ($.01 per share) in 1992 to a net income of $10,665,000 $(.90 per share) in 1993 primarily because of the larger fleet size and the higher dayrates and utilization discussed above. The increase in net income was partially offset by nonrecurring salvage expense of $945,000 recorded in 1993.

                            BUSINESS AND PROPERTIES
GENERAL

     The Company is engaged in the offshore marine services business, serving the oil and gas industry primarily in the Gulf of Mexico through its operation and management of a diversified fleet of 62 vessels, consisting of supply, tug-supply, utility, crew and specialty service vessels. These vessels enable the Company to provide a wide range of services, such as towing and anchor handling of mobile drilling rigs and equipment; transporting supplies necessary to sustain drilling, workover and production activities; supporting offshore pipelaying and construction; and assisting geophysical evaluation. Fifty-seven of these vessels are owned, four are chartered and one is managed by the Company. The Company operates the second largest fleet of supply vessels both in the Gulf of Mexico and in the world. The Company also has 49.9% equity interests in Ravensworth and Seaboard, which together have the largest safety standby fleet operating in the North Sea, a combined total of 29 vessels. Founded in 1981, the Company is headquartered in Galveston, Texas and also conducts its Gulf of Mexico operations from its office in Morgan City, Louisiana. North Sea operations of Ravensworth and Seaboard are conducted from offices in Douglas, Isle of Man, and Aberdeen, Scotland.

THE INDUSTRY

     Offshore service vessels are generally used to support offshore oil and gas exploration, development and production and to provide other marine services. The largest class of offshore service vessels are supply vessels (also called workboats), which are typically at least 150 feet in length and capable of transporting drillpipe, drilling fluids and construction materials. Other service vessels include tug/supply vessels, which have more powerful engines and are capable of towing and positioning offshore rigs; crewboats, which transport personnel; special service vessels, including geophysical boats which perform offshore seismic testing functions; and safety vessels, which are available for emergency response services related to oil and gas exploration, drilling and production. Although vessels servicing the offshore oil and gas industry are used to support existing production platforms, incremental vessel demand is largely dependent on new offshore drilling activity associated with new wells or the workover of older wells. Therefore, the demand for offshore service vessels generally correlates with oil and gas prices. The level of activity in the industry has been very cyclical. The decrease in drilling activity, together with the overbuilding of new vessels in the early 1980s, resulted in an oversupply of service vessels, operating losses and significant contraction in the offshore marine services industry serving the Gulf of Mexico in the middle and late 1980s.

     Future demand for the Company's vessels will be influenced by drilling activity in the Gulf of Mexico, by the degree of success of the Company's efforts to market its vessels outside the Gulf of Mexico and by the availability of competing vessels. The number of offshore supply vessels available for service in the Gulf of Mexico dropped from a peak of approximately 700 in 1985 to 235 in 1993 before climbing to the present level estimated to be 289. This recent increase in available vessels was primarily a result of redeployment of vessels to the Gulf of Mexico from other areas. Management continues to believe that the number of vessels available in the Gulf will decrease because current dayrates in the Gulf of Mexico do not justify the expense of building new vessels and current regulations prohibit foreign operators and foreign registered vessels from entering the offshore marine services business in the Gulf of Mexico and because increased activities in overseas areas could result in reduction of Gulf fleet size as vessels are deployed to those areas. While such deployment would decrease competition in the Gulf of Mexico, it could increase the competition in other areas. It is also possible that additional vessels could be redeployed to the Gulf of Mexico from other areas.

     The Company's management believes that many of the vessels previously servicing the oil and gas industry in the Gulf of Mexico could not be readily returned to service in the Gulf of Mexico because their condition would not meet U.S. Coast Guard and other industry standards or certain restrictions imposed by MARAD on their return to offshore service vessel use in United States coastal waters. In addition, the entry into the Gulf of Mexico market of certain foreign flag vessels currently operating in foreign waters is restricted as a result of the provisions of the Merchant Marine Act of 1920, which limits vessels carrying merchandise or passengers for hire in domestic waters to U.S. flag vessels, built in U.S. shipyards, which are owned and operated by U.S. citizens.

     The cyclical nature of the offshore marine services business and the decreased number of vessels have also contributed to a reduction in the number of vessel owning and operating companies. The Company estimates that there are currently 20 other supply vessel operating companies competing in the Gulf of Mexico, significantly lower than estimates made as recently as 1990. The largest three companies (the Company, Tidewater, Inc. and Seacor Holdings, Inc.) are estimated to operate 55% of the supply vessels operating in the Gulf of Mexico. Fifteen companies have ten or fewer supply vessels.

     During the fourth quarter of 1992 and calendar 1993, supply vessel operations improved due to increased drilling activity in the Gulf of Mexico coupled with further downsizing of the industry's offshore vessel fleet. From December 1992 to December 1993, the number of contracted drilling rigs in the Gulf of Mexico increased from 109 to 137. In 1994, the number of contracted drilling rigs decreased to a low of approximately 120 before recovering to approximately 140 by year-end. Average industry utilization for offshore supply vessels, however, declined significantly from December 1993 levels of approximately 96% to a low in May 1994 of 80% due primarily to the increased number of vessels in the industry fleet. Company utilization and average supply vessel dayrates declined from December 1993 levels of approximately 89% and $4,026, respectively, to a low utilization rate of approximately 67% in June 1994, at which time the average dayrate was $3,153. On June 30, 1995, the utilization rate for the Company's vessels was 86% and the average supply vessel dayrate was $3,191. The Company believes its current utilization and average dayrates are substantially comparable to those of the other major competitors in the offshore marine services business.

THE COMPANY'S FLEET

     The Company's fleet has an average age of approximately 15 years. The Company's vessels support the entire range of the offshore exploration and development business, including towing and anchor-handling of mobile drilling rigs and equipment, transporting supplies necessary to sustain drilling, workover and production activities, supporting offshore pipelaying and construction activities, and assisting geophysical evaluation.

     The following table provides information, as of June 30, 1995, regarding the 57 vessels owned, the four vessels bareboat-chartered and the one vessel managed by the Company.

                                                      LENGTH
                                                      OVERALL                        YEAR
                         NAME                         IN FEET    CLASSIFICATION    COMPLETED     IHP
    -----------------------------------------------   -------    --------------    ---------    -----
    OWNED(1):
      HOS War Admiral..............................     220          Supply           1991      4,000
      HOS Man O'War................................     220          Supply           1991      4,000
      HOS Boss Hoss................................     220          Supply           1991      4,000
      HOS Sea Hero.................................     220          Supply           1991      4,000
      HOS Gallant Fox..............................     214          Supply           1978      3,600
      HOS Sly Fox..................................     214          Supply           1978      3,600
      HOS Majestic Prince..........................     192          Supply           1979      3,900
      HOS Whirlaway................................     192          Supply           1979      3,900
      HOS Chief....................................     192          Supply           1982      2,500
      HOS Belle....................................     192          Supply           1982      2,500
      HOS Dark Star................................     192          Supply           1985      4,600
      HOS Native Dancer............................     192          Supply           1975      2,240
      HOS Sword Dancer.............................     192          Supply           1974      2,240
      HOS Normandy.................................     191        Tug/Supply         1982      4,600

                                             (Table continued on following page)

                                                      LENGTH
                                                      OVERALL                        YEAR
                         NAME                         IN FEET    CLASSIFICATION    COMPLETED     IHP
    -----------------------------------------------   -------    --------------    ---------    -----
      HOS Bravo....................................     191        Tug/Supply         1982      4,600
      HOS Chaleur..................................     191        Tug/Supply         1982      4,600
      HOS Liberty..................................     191        Tug/Supply         1982      4,600
      HOS Fortune..................................     191        Tug/Supply         1979      4,600
      HOS Samson...................................     191        Tug/Supply         1979      4,600
      HOS Goliath(2)...............................     190        Tug/Supply         1973      6,200
      HOS Crusader.................................     188          Supply           1981      3,000
      HOS High Quest...............................     188          Supply           1980      3,000
      HOS Black Gold...............................     188          Supply           1981      3,000
      HOS Lone Wolf................................     188          Supply           1981      3,000
      HOS Gate Dancer..............................     188          Supply           1981      3,000
      HOS Career Boy...............................     187          Supply           1973      2,250
      HOS Risen Star...............................     185          Supply           1977      3,600
      HOS Swaps....................................     185          Supply           1977      3,600
      HOS Cavalcade................................     185          Supply           1977      3,600
      HOS Dover....................................     185          Supply           1978      3,600
      HOS Barrow...................................     185          Supply           1978      3,600
      HOS Success..................................     185          Supply           1976      3,600
      HOS Conception...............................     185          Supply           1976      3,600
      HOS Canonero.................................     180          Supply           1975      2,500
      HOS Nashua...................................     180          Supply           1978      2,500
      HOS Iron Leige...............................     180          Supply           1979      2,500
      HOS Gun Bow..................................     180          Supply           1979      2,500
      HOS Gallant Man..............................     180          Supply           1979      2,500
      HOS Seattle Slew.............................     180          Supply           1979      2,500
      HOS High Gun.................................     180          Supply           1979      2,500
      HOS Avatar...................................     180          Supply           1979      2,500
      HOS Bold Ruler...............................     180          Supply           1975      1,800
      HOS Alydar...................................     180          Supply           1979      2,100
      HOS Alysheba.................................     180          Supply           1983      3,600
      HOS Affirmed.................................     180          Supply           1975      2,100
      HOS Bold Forbes..............................     180          Supply           1976      2,240
      HOS Agile....................................     180          Supply           1979      3,000
      HOS Carry Back...............................     180          Supply           1981      1,800
      HOS Gallant Knight...........................     175          Supply           1982      1,800
      HOS Advocator................................     170          Supply           1976      2,100
      HOS Cape Charles.............................     166          Supply           1981      1,800
      HOS Count Fleet..............................     166          Supply           1976      2,240
      HOS Shut Out.................................     166          Supply           1977      2,240
      HOS Count Turf...............................     166          Supply           1976      2,240
      HOS Secretariat..............................     150          Supply           1980      1,860
      HOS Assault..................................     110           Crew            1979      2,025
      HOS Messenger................................     110           Crew            1979      2,025
    BAREBOAT CHARTERED:
      HOS Bold Venture.............................     192          Supply           1981      2,500
      HOS Centurion................................     187          Supply           1982      2,500
      HOS Citation.................................     187          Supply           1982      2,500
      HOS Determine................................     185          Supply           1982      2,500
    MANAGED:
      Gyre.........................................     170         Research          1979      2,250

- ---------------

(1) At June 30, 1995, 22 vessels owned by the Company were pledged as security for approximately $3,880,000 of MARAD-guaranteed debt and approximately $18,572,000 of bank debt.

(2) Effective June 30, 1995, the Company accepted an offer for the sale of the HOS Goliath.

BUSINESS STRATEGY

     The Company's operating strategy is to provide its customers with high-quality, quick-response service and a diverse and well equipped and maintained fleet of vessels. Offshore supply fleets compete on the basis of a variety of factors, including quality and type of equipment, price, service and reputation. Management believes that the Company's operating capabilities and reputation in the offshore marine services industry allow it to compete favorably with other fleets in the Gulf of Mexico.

     Management has identified several strategies for future growth. The Company, which has made three significant Gulf fleet acquisitions and several smaller acquisitions since 1990, continues to search for opportunities to enhance its position in the Gulf of Mexico through the strategic acquisition of vessels available in that market. The Company also will seek to increase the size of its fleet by purchasing or building new vessels if market conditions justify such purchases or construction. Additionally, the Company continues to pursue potential opportunities for growth in the offshore marine services business in international markets, as evidenced by the July 1993 Ravensworth Acquisition and the November 1994 Seaboard Acquisition. See "-- North Sea Affiliates."

CUSTOMERS AND CHARTER TERMS

     Substantially all of the Company's charters in the Gulf of Mexico are short-term contracts (30 to 45 days) or spot contracts (less than 30 days) and all are cancelable upon short notice. The terms of charters are determined through negotiation and vary widely. Because of renewals, the stated duration of charters frequently has little relationship to the actual time a vessel is chartered to a particular customer. Charters are obtained through competitive bidding or, with established customers, through negotiation. The Company believes that the short terms of its charters can be advantageous as they will enable the Company to benefit from any increase in dayrates resulting from increased demand in the offshore marine services industry. Conversely, the short charter terms do not protect the Company against any decrease in utilization or dayrates resulting from a downturn in the industry. As discussed below, Ravensworth and Seaboard generally conduct their business pursuant to longer term contracts for vessel support service.

     The Company's customers consist principally of major and independent oil and gas exploration and development companies. During 1994, the vessels were chartered to 114 customers. The number and identity of the Company's customers vary from year to year. In past years, several customers have accounted for 10% or more of the Company's consolidated revenues, although the identity of such customers varies from year to year. Typically, invoices for services were paid within 30 to 45 days of the invoice date. Because of the variety and number of customers each year, the Company's management believes that the loss of any one customer would not have a material adverse effect on the Company.

CERTAIN GOVERNMENT REGULATION

     Many aspects of the offshore marine services industry are subject to direct governmental regulation. The Company is subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board and the U.S. Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessels at will. The operations of Ravensworth and Seaboard and the North Sea Manager are subject to direct governmental regulation, including by the Department of Transportation and the Health and Safety Executive of the United Kingdom. If the Company expands its operations to foreign waters, it will also be subject to regulation by other governments.

     In addition to laws and regulations directly affecting the Company, the Company's business is also influenced by laws, regulations and policies which impact the drilling programs of its customers and of the oil and gas industry as a whole.

     The operations of the Company are subject to federal, state and, for onshore activities, local laws and regulations relating to protection of the environment. Although the Company believes that its operations are in general compliance with applicable environmental regulations, risks of substantial costs and liabilities are inherent in offshore marine service operations, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, persons or the environment resulting from the Company's operations could result in substantial costs and liabilities to the Company. Without limiting the generality of the foregoing, the Company's operations are subject to the Outer Continental Shelf Lands Act, and regulations promulgated thereunder, which regulate the activities of offshore service vessels, require vessel owners and operators to demonstrate financial and operational responsibility and provide for certain limitations on the liability of vessel owners and operators. The Company's operations also are subject to the Federal Water Pollution Control Act of 1972, as amended, which imposes strict controls against the discharge of oil and other pollutants into surface waters within their jurisdiction. Any hazardous substances transported by the Company are subject to regulation under the Resource Conservation and Recovery Act and the Hazardous Materials Transportation Act. Numerous other environmental laws and regulations also apply to the operations of the Company, and such laws and regulations are subject to frequent changes. The Company's insurance policies provide coverage for accidental occurrences of seepage and pollution and/or cleanup and containment of the foregoing. Although the Company's losses from such occurrences have not historically exceeded its insurance coverage, there is no assurance that this will continue to be the case. Management believes, however, that the Company's insurance coverage is adequate and comparable to that generally carried in the offshore marine services industry.

     The Company has received and is responding to a subpoena for documents from the United States District Court for the Southern District of Texas, Houston Division. The scope of the subpoena suggests an interest in the Company's compliance with certain environmental statutes and regulations, violations of which could carry both civil and criminal liabilities. The subpoena seeks information concerning the Company's vessels since January 1, 1993 regarding vessel operations as they relate to the purchase, use and disposition of petroleum and related products.

     It is the Company's policy to comply with all applicable laws, including laws designed to protect the environment. While management and the board of directors of the Company do not believe that any outcome of the investigation would have a material adverse effect on the financial position of the Company, they cannot predict the nature or ultimate outcome of the investigation or any proceeding that might be based thereon.

NORTH SEA AFFILIATES

  Business

     Ravensworth and Seaboard, through their subsidiaries, are engaged in the offshore marine services business primarily serving the oil and gas industry in the North Sea by providing safety standby vessels. Under the United Kingdom's Offshore Installations (Emergency Procedures) Regulations 1976 and Code for the Assessment of the Suitability of Standby Vessels, as revised in 1991 (collectively, the "Safety Code"), existing manned platforms and offshore drilling rigs are subject to offshore marine safety requirements and offshore operations and operators are required to engage and maintain the availability of safety standby vessels. The Safety Code requires that a vessel "standby" to provide a means of rescuing platform or rig personnel in the event of an emergency at such an offshore facility.

     Through the combined fleet of 29 vessels, 23 owned and six chartered, Ravensworth and Seaboard provide such safety standby services, generally pursuant to long-term charters. Of the 29 vessels, 24 are currently under charters as of June 15, 1995. Eleven of these charters expire in 1995, five expire in 1996, four expire in 1997, two expire in 1999 and two expire in 2003. Charters at Ravensworth and Seaboard are generally terminable upon varying notice periods, and certain charters provide for compensation for early termination or effectively prohibit termination due to charter rates being above then prevailing market rates. Due to the requirement to maintain a safety standby vessel in the operational area 24 hours per day, seven days per week, most charters provide for the safety standby service to be provided without specifying a particular vessel, thus allowing Ravensworth and Seaboard to move their vessels to an alternative project, to shipyards for repairs and maintenance, or to port to exchange crews and take on fuel and supplies, by replacing the primary vessel with a relief vessel. The requirement for constant coverage, however, requires, as a practical matter, that Ravensworth and Seaboard have vessels available for substitution when primary vessels are off-line and therefore prohibits commitment of all vessels to separate full time charters. From time to time, under short-term arrangements, Ravensworth and Seaboard may either charter in other vessels to meet their contractual commitments or charter out their own vessels to enable third parties to meet similar obligations.

     Dayrates for the Ravensworth and Seaboard vessels are not comparable to Gulf of Mexico supply vessel dayrates because (i) they are governed by long-term charters and (ii) the rates are designed to cover significant additional costs borne by Ravensworth and Seaboard not applicable to supply vessel operations. These additional costs include larger, more expensive crews and fuel costs. Fuel costs are normally paid by the customer in supply vessel operations.

     All of the Ravensworth vessels and all of the Seaboard vessels are operated by Seaboard and the North Sea Manager. The crews and officers who work on the vessels are employed by foreign subsidiaries of Ravensworth and Seaboard.

     Ravensworth has three full time and two part time employees who perform general and administrative functions of the Ravensworth operations and oversee the safety standby operations generally, including the contractual relations with clients. Seaboard, which is over time transferring management to the North Sea Manager, has 34 employees who manage the day-to-day operations.

     Ravensworth's 23 existing vessels are registered as British ships, with ports of registry at Douglas, Isle of Man; Aberdeen, Scotland; Glasgow, Scotland; or London, England. Five of Seaboard's vessels are registered as British ships, and one Seaboard vessel is registered as a Bahamian ship, all with ports of registry at Inverness, Scotland. All of these vessels are subject to the laws of the applicable jurisdiction as to ownership, registration and manning of vessels. In addition, such vessels are subject to the requirements of a number of international conventions to which the jurisdictions where the vessels are registered are parties. Further, vessels operated as safety standby vessels in the U.K. sector of the North Sea are subject to the requirements of the Department of Transportation and of the Health and Safety Executive of the United Kingdom pursuant to the Safety Code.

  Ravensworth and Seaboard Fleets

     The following table provides information as of June 30, 1995, regarding the 29 vessels in which either Ravensworth or Seaboard has an interest, each of which is a safety standby vessel.

                                                              LENGTH         YEAR
                                                              OVERALL     COMPLETED/
                              NAME                            IN FEET     CONVERTED      IHP
    --------------------------------------------------------  -------     ----------     ----
    RAVENSWORTH OWNED:
      Seaboard Snipe........................................    185       1972/1992      3600
      Scott Guardian........................................    180          1993        2250
      Trafalgar Guardian....................................    180          1994        2250
      Seaboard Swan.........................................    175       1971/1991      4200
      Seaboard Transporter..................................    175       1971/1990      4200
      Seaboard Skua.........................................    175       1971/1991      4200
      Seaboard Carrier......................................    175       1967/1990      3000
      Seaboard Scout........................................    175       1974/1990      2500
      Sunset Baronet........................................    175       1985/1992      2200
      Sunset Earl...........................................    175       1985/1991      2200
      Safe Protector........................................    175       1973/1991      2200
      Sunset Searcher.......................................    174       1985/1991      4200
      Sunset Seeker.........................................    174       1985/1991      4200
      Seaboard Capella......................................    168       1968/1991      2500
      Seaboard Swallow......................................    165       1972/1990      2500

                                             (Table continued on following page)

                                                              LENGTH         YEAR
                                                              OVERALL     COMPLETED/
    NAME                                                      IN FEET     CONVERTED      IHP
    ----                                                      -------     ----------     ----
      Seaboard Swift........................................    165       1973/1990      2500
      Seaboard Castor.......................................    154       1947/1992      1100

    RAVENSWORTH SALE/CHARTER/PURCHASE INTEREST:(1)
      Seaboard Sapphire.....................................    182       1980/1990      2700
      Seaboard Supreme......................................    182       1981/1990      2700
      Seaboard Sentry.......................................    182       1979/1990      2700
      Seaboard Support......................................    182       1979/1990      2700
      Seaboard Sceptre......................................    180       1981/1990      2700
      Seaboard Sovereign....................................    180       1979/1990      2700

    SEABOARD OWNED:
      Seaboard Implacable...................................    245       1965/1984      2500
      Seaboard Illustrious..................................    234       1972/1986      2160
      Seaboard Integrity....................................    231       1969/1985      1750
      Seaboard Intrepid.....................................    231       1969/1985      1750
      Seaboard Invincible...................................    231       1971/1986      2400
      Seaboard Coral........................................    200       1977/1992      4200

- ---------------

(1) These six vessels are operated under charters. Pursuant to agreements entered into at the time the vessels were sold and chartered back, Ravensworth may acquire the owners of the vessels or be required to repurchase such vessels from such owners.

RAVENSWORTH ACQUISITION TERMS

     On July 23, 1993, the Company effected the Ravensworth Acquisition by acquiring 49.9% of the outstanding capital stock of Ravensworth from Ravensworth Holdings Limited ("RHL"), the sole beneficial holder of the outstanding capital stock of Ravensworth, for a purchase price of $11 million in cash and approximately $2.7 million in the form of 158,978 restricted shares of Common Stock of the Company.

     In connection with the Ravensworth Acquisition, the Company acquired options to purchase the remaining outstanding capital stock of Ravensworth, exercisable after January 1, 1995 in two equal annual installments, with the first option exercisable on or before March 31, 1996 (the "1995 Option") and the second option exercisable on or before March 31, 1997 (the "1996 Option").

     The Company may, at its election, accelerate the exercise of the 1996 Option to any date on or after January 1, 1995. The 1996 Option will expire unless the 1995 Option is exercised in full. The consideration payable upon exercise of the 1995 Option and the 1996 Option is to be paid one-third in cash and two-thirds in Common Stock valued at Market Price, as defined in the applicable agreements. The Company may elect to pay in U.S. dollars any payments that would otherwise be made to RHL in the Company's Common Stock. The per share option exercise prices are equal to the per share price originally paid by the Company for its initial 49.9% investment, plus simple interest at 7% (compounded annually) from the closing of the initial acquisition through date of payment. The aggregate option payment for the 1995 Option (or the 9.9% option exercised as part of the Ravensworth Acquisition) is subject to reduction by 50% of any deficit in actual Ravensworth EBDIT below a target EBDIT for 1994 and 1995, and the option payment for the 1996 Option will be reduced by 25% of such deficit for 1996. Based on Ravensworth's EBDIT performance in 1994, the option price for the 9.9% option exercised in 1993 was adjusted downward by approximately $1,800,000, resulting in the surrender and cancellation of approximately 106,000 of such 158,978 shares of the Company's Common Stock. Any downward adjustment in excess of the aggregate option payment otherwise payable with respect to the 1995 Option will be carried forward as an adjustment to any future option payment or, if not fully so utilized, applied against the Put payment described below, if applicable, or applied in connection with payments called for under the third party sale arrangement discussed below. The maximum decrease in option payment with respect to any year for which EBDIT is measured against a specified target is limited to $4 million. Any decrease in excess of $4 million for any such year will not be carried forward.

     The Company is required to pay RHL annual performance incentives equal to 50% of the excess, if any, of actual Ravensworth EBDIT over certain targeted EBDIT levels with respect to fiscal year 1995, and 25% with respect to fiscal year 1996 (the "Performance Incentives"). The maximum Performance Incentive payment in any year for which EBDIT is measured against a specified target is limited to $4 million. If Performance Incentives are required, they will be paid in cash in U.S. dollars. Future Performance Incentives are payable only if the Company exercises the 1995 Option.

     If the Company exercises the 1995 Option but does not exercise the 1996 Option, RHL has a corresponding "put" (the "Put"), upon termination of the option exercise period, to require the Company to purchase the shares of Ravensworth covered by the 1996 Option at the same price, including adjustments, and for the same consideration as is applicable to the 1996 Option. If the Company does not exercise the 1995 Option by March 31, 1996, the 1995 Option and the 1996 Option will expire and either the Company or RHL will have the right to initiate the sale of Ravensworth to an unrelated third party. In the event such a third party makes an offer that is accepted by RHL or the Company, as the case may be, but rejected by the other, the rejecting party shall be obligated to purchase the accepting party's Ravensworth shares on terms and conditions substantially identical to the terms and conditions of the offer made by the third party.

     Pursuant to rights granted in connection with the Ravensworth Acquisition, the Company is entitled to nominate directors to be elected to the Board of Directors of Ravensworth commensurate with its ownership interest in Ravensworth, and RHL has agreed to vote its shares for the Company's designees to Ravensworth's Board. The Company has nominated and caused to be elected three directors to the six-member Board of Directors of Ravensworth. In addition, the consent of the Company is required before Ravensworth takes certain significant actions.

SEABOARD ACQUISITION

     Effective November 30, 1994, the Company's newly formed 49.9%-owned affiliate, Seaboard, effected the Seaboard Acquisition by acquiring all of the outstanding capital stock of SOGL which, together with its subsidiaries, owns six (6) safety standby vessels operating in the North Sea. The acquisition of the SOGL equity securities was accomplished for nominal consideration. To facilitate the transaction, the Company made a 1.5 million Pounds Sterling loan to SOGL and guaranteed approximately 302,000 Pounds Sterling of SOGL debt. RHL, the 50.1% owner of the Company's 49.9% owned North Sea affiliate, Ravensworth, guaranteed to the Company the repayment of 50.1% of the loan to SOGL. Proceeds to RHL from the sale of shares of Common Stock in this offering will be used to purchase up to a 50.1% participation in the Company's loan to SOGL with a corresponding reduction in its guarantee obligation to the Company. These funds will be added to the Company's working capital to be used for general corporate purposes.

     The North Sea Manager, the Company's 49.9% owned affiliate formed in conjunction with the Seaboard Acquisition, provides management services to the six Seaboard vessels as well as the 23 Ravensworth vessels. The remaining 50.1% equity interest in Seaboard and the remaining 50.1% equity interest in North Sea Manager are owned by RHL. In connection with the exercise of its options to acquire the remaining outstanding capital stock of Ravensworth, the Company will be entitled to receive for no additional consideration a corresponding amount of the remaining equity interests in North Sea Manager. If the Company has exercised its options to acquire the remainder of the capital stock of Ravensworth, the Company may exercise an option to acquire the remaining outstanding capital stock of Seaboard for nominal consideration through June 30, 1999, and thereafter at Market Value, as defined.

     In connection with consummating the Seaboard Acquisition, SOGL's existing loans were restructured on a substantially non-recourse basis to the Company. In addition, the transaction made provisions to bring the full management function for both the Ravensworth and Seaboard fleets under the control of the Company and RHL through the North Sea Manager, a major milestone in the development of the Company's North Sea presence.

     The performance of Seaboard and its subsidiaries and the North Sea Manager will be combined with the performance of Ravensworth for purposes of calculating EBDIT-based performance incentives or option price adjustments provided for in the Ravensworth Acquisition.

     Pursuant to rights granted in connection with the Seaboard Acquisition and the formation of the North Sea Manager, the Company is entitled to nominate directors to be elected to the boards of directors of Seaboard and the North Sea Manager commensurate with its ownership interests in such companies, and RHL has agreed to vote its shares for the Company's designees to such companies' boards. The Company has nominated and caused to be elected the appropriate directors to the boards of directors of such companies. In addition, the consent of the Company is required before Seaboard or the North Sea Manager take certain significant actions.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table and descriptions set forth information regarding directors and executive officers of the Company. Directors are elected at the Company's annual meeting of stockholders and serve for one-year terms or until their successors are elected and qualified, or until their earlier resignation or removal in accordance with the Company's bylaws. Officers are elected annually by the Board of Directors and serve for one-year terms or until their successors are chosen or until their resignation or removal.

             NAME               AGE                       POSITION
             ----               ---                       --------
Larry D. Hornbeck.............  56     Chairman of the Board of Directors, President
                                       and Chief Executive Officer
Bernie W. Stewart.............  50     Senior Vice President and Chief Operating
                                       Officer
Robert W. Hampton.............  43     Vice President, Treasurer and Chief Financial
                                       Officer
E.J. Hebert...................  56     Vice President -- Operations
Roger M. Sykes................  51     Vice President -- Marketing
Terry Jett....................  51     Vice President of Sales, Manager -- East
Harvey C. Haskett.............  53     Vice President of Sales -- West
Richard R. Ellison............  44     Vice President and Secretary
John D. Opiela................  37     Vice President and Controller
Robert E. Schuller, Jr........  65     Director
Billy Pugh....................  70     Director
Warren B. Idsal...............  49     Director
Anthony W. Henfrey............  50     Director
L. E. Simmons.................  48     Director
Bruce W. Hunt.................  37     Director

     Larry D. Hornbeck is Chairman of the Board, President and Chief Executive Officer of the Company. He has held these positions and has been a director since he founded the Company in January 1981. Prior to 1981, Mr. Hornbeck was Chairman of the Board, President and Chief Executive Officer of Seal Fleet, Inc., a publicly held international offshore supply vessel company. Mr. Hornbeck has more than 26 years of senior management experience in the offshore marine services industry, including international operations. He also serves as a director of Coastal Towing, Inc.

     Bernie W. Stewart has been Senior Vice President and Chief Operating Officer of the Company since February 1995. From October 1993 until he joined the Company, he pursued various business opportunities. From 1986 to October 1993, Mr. Stewart was President of Western Oceanic Inc., a wholly owned subsidiary of The Western Company of North America.

     Robert W. Hampton has been Vice President, Treasurer and Chief Financial Officer of the Company since February 1990. He was Vice President of American Exploration Company, a publicly held independent oil and gas company, from 1986 to 1989. From 1982 to 1986, Mr. Hampton was a Senior Manager in the Houston office of Price Waterhouse. Mr. Hampton has more than five years of experience in the offshore marine services industry.

     E. J. Hebert has been the Vice President -- Operations of the Company since December 1992. He was President and General Manager of Petrol Marine Corporation from 1986 to 1992. Mr. Hebert has more than 17 years of experience in the offshore marine services industry, including international operations.

     Roger M. Sykes has been Vice President -- Marketing of the Company since March 1993 and from January 1992 to March 1993 he was the Vice
President -- International of the Company. He was Director of International Marketing of Zapata Gulf Marine from 1985 to December 1991. Mr. Sykes has managed International and domestic marketing of offshore marine service vessels for more than 21 years.

     Terry Jett has been Vice President of Sales, Manager -- East of the Company since March 1993 and prior to that he was a Vice President of Operations and Chief Operating Officer of the Morgan City office from January 1990 to March 1993. He was Vice President of Point Marine, Inc. from August 1976 until January 1990. Mr. Jett has more than 23 years of experience in the offshore marine services industry.

     Harvey C. Haskett has been Vice President of Sales West of the Company since March 1993 and prior to that he was a Vice President of Operations of the Company from December 1981 to March 1993. He was a director of the Company from May 1982 to June 1989. Prior to joining the Company in 1981, Mr. Haskett was an officer of Seal Fleet, Inc., a publicly held offshore supply vessel company. Mr. Haskett has more than 23 years of experience in the offshore marine services industry.

     Richard R. Ellison has been Vice President and Secretary of the Company since August 1987. Mr. Ellison also served as Treasurer until February 1990. He was a director of the Company from August 1987 to June 1989. From December 1980 to August 1987, Mr. Ellison was Assistant Treasurer of Texas Foundries, Inc., which manufactures custom castings. Mr. Ellison has more than seven years of experience in the offshore marine services industry.

     John D. Opiela has been Vice President and Controller of the Company since March 1993 and prior to that he was Vice President and Controller of the Morgan City office from January 1990 to March 1993. He was the Controller of Point Marine, Inc. from November 1988 until January 1990. From 1983 through November 1988, Mr. Opiela worked for the accounting firm, L.D. Crocker and Company. Mr. Opiela has more than six years of experience in the offshore marine services industry.

     Robert E. Schuller, Jr. has been President of Schuller & Allan, Inc., a naval architectural and engineering firm since 1966. He has been a director of the Company since 1981.

     Billy Pugh has been the President of Ingleside Marine, Inc. since October 1989. Mr. Pugh served as the President and a director of Billy Pugh Offshore, Inc. and its predecessors from 1956 to October 1989 and served as Vice President of Owens Well Service, Inc. from October 1989 until his retirement in November 1992. He has been a director of the Company since 1981.

     Warren B. Idsal has been a Senior Vice President and Director of Corporate Finance for Principal Financial Securities, Inc. ("Principal") since August 1991. From January 1991 until he joined Principal, he served as Deputy Treasurer of the Texas State Treasury. From February 1990 to December 1990, Mr. Idsal was a principal and executive officer of Benedetto, Gartland & Greene, Inc., an investment banking firm. Mr. Idsal has been a director of the Company since 1989.

     Anthony W. Henfrey served from November 1987 to April 1990 as a Managing Director of Simmons & Company International, an investment banking firm specializing in the oil and gas service and equipment industry. He has been a private investor since April 1990. From February 1991 to November 1994 he was Executive Chairman and since November 1994 has been Non-Executive Chairman of Oceonics Group PLC, an offshore services company headquartered in Great Yarmouth, England. He served from July 1994 to April 1995 as Director and from November 1994 to April 1995 as Deputy Chairman of Pavilion Service Group, a leading retailer of gasoline, convenience store merchandise and catering service on the UK freeway network, headquartered in Uxbridge, England. He has been a director of the Company since August 1990.

     L. E. Simmons has for more than five years served as President of L. E. Simmons & Associates Incorporated (formerly SCF Investment Partners, Inc.), which, through an affiliate, manages private institutional investment partnerships. He has been a director of the Company since 1991. Mr. Simmons also serves as a director of Zions Bancorporation and Computalog Limited.

     Bruce W. Hunt has been President of each of Petro-Hunt Corporation, Portal Energy Corporation and Petrol Marine Corporation since 1988, and Vice President of Pentad Resources, Inc., since 1992. He has been a director of the Company since 1992.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the Common Stock owned by each of the Selling Stockholders:

                                                 OWNERSHIP PRIOR                  OWNERSHIP AFTER
                                                 TO THE OFFERING                   THE OFFERING
                                               -------------------   SHARES TO   -----------------
                                                NUMBER     PERCENT    BE SOLD    NUMBER    PERCENT
                                               ---------   -------   ---------   -------   -------
    Distributees of HOS-2 Partners, L.P.(1):
      British Empire Securities & General
         Trust plc............................    12,784     *          12,784       -0-
      Sundial International Fund Limited......    57,671     *          57,671       -0-
      Grandmony Holdings Inc..................    31,767     *          31,767       -0-
      Pegasus Holding Corp....................    57,671     *          57,671       -0-
      The University of Texas Permanent
         University Fund......................    76,894     *          76,894       -0-
      The Board of Regents of the University
         of Texas System......................    19,224     *          19,224       -0-
      FSI Corporation.........................    58,449     *          58,449       -0-
      Hillman/Chesapeake Limited
         Partnership..........................   115,388     *         115,388       -0-
    Petrol Marine Corporation(2)..............    47,981     *          45,000     2,981     *
    Pentad Offshore Corporation(2)............   657,053     5.0       235,912   421,141     3.0
    Portal Energy Corporation(2)..............   660,428     5.0       235,912   424,516     3.0
    Ravensworth Holdings Limited(3)...........    53,328     *          53,328       -0-
                                               ---------             ---------   -------
                                               1,848,638             1,000,000   848,638
                                               =========             =========   =======

- ---------------

 *  Less than one percent.

(1) Each of the distributees was formerly a partner of HOS-2 Partners, L.P. and received the shares of Common Stock to be sold by it in the offering pursuant to a distribution from such partnership.

(2) Each such Selling Stockholder received the shares of Common Stock to be sold by it pursuant to the offering as partial consideration in the Petrol Acquisition.

(3) RHL received the shares of Common Stock to be sold by it pursuant to the offering as partial consideration for the equity securities of Ravensworth purchased by the Company.

     In connection with the financing of a 1990 acquisition, certain Selling Stockholders received registration rights from the Company pursuant to which the Company is paying the expenses of such Selling Stockholders in connection with this offering other than the Underwriters' discounts and commissions attributable to the shares being sold by such Selling Stockholders and the travel costs and fees of counsel for the Selling Stockholders. In connection with the Petrol Acquisition and the Ravensworth Acquisition, certain Selling Stockholders received registration rights from the Company pursuant to which the Company is paying the expenses of such Selling Stockholders in connection with this offering other than the following expenses, to the extent attributable to the shares being sold by such Selling Stockholders: Commission registration, listing and filing fees, printing expenses, messenger and delivery expenses and underwriting fees, discounts and commissions. Such Selling Stockholders are paying all of their out-of-pocket expenses, including travel costs and fees of counsel.

                           DESCRIPTION OF SECURITIES

     A total of 25,000,000 shares of Common Stock, par value $.10 per share (the "Common Stock"), is authorized by the Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), of which 13,166,878 shares are issued and outstanding as of June 30, 1995. Upon the sale by the Company of the 1,000,000 shares offered by the Company in the offering, 14,167,265 shares of Common Stock will be outstanding. All outstanding shares of Common Stock (including the shares of Common Stock offered by the Selling Stockholders) are, and the shares of Common Stock offered by the Company in the offering when issued as described in this Prospectus will be, duly and validly issued, fully paid and nonassessable. The holders of Common Stock do not have any preemptive right to subscribe for or to purchase any additional securities issued by the Company. There are no conversion, redemption or sinking fund provisions associated with the Common Stock.

     Dividends. Dividends may be paid on the Common Stock out of any funds legally available for such purpose when, as and if declared by the board of directors, but subject to the payment or provision for payment of all dividends required on outstanding shares of the preferred stock and of any other stock ranking prior to Common Stock as to dividends. See "Price Range of Common Stock and Dividend Policy."

     Voting Rights. Each holder of Common Stock is entitled to one vote per share on all matters voted on by the stockholders of the Company, subject to voting rights of holders of preferred stock.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts to which the holders of any stock ranking prior to Common Stock in the distribution of assets upon liquidation, the holders of shares of Common Stock and the holders of any other stock ranking on a parity with Common Stock in the distribution of assets upon liquidation will be entitled to share ratably in the remaining assets of the Company.

     Transfer Agent. The transfer agent and registrar of the Company's Common Stock is First Interstate Bank of Texas, N.A., Houston, Texas.

PREFERRED STOCK

     A total of 5,000,000 shares of preferred stock, par value $1.00 per share, is authorized by the Company's Restated Certificate of Incorporation. A total of 500,000 shares of preferred stock has been designated as Series B Junior Participating Preferred Stock ("Series B Preferred Stock") in connection with the Company's Stockholder Rights Plan discussed below. No other series of preferred stock is designated and, as of July 5, 1995, no shares of preferred stock are outstanding.

STOCKHOLDER RIGHTS PLAN AND CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's board of directors adopted a Stockholder Rights Plan (the "Plan") on June 20, 1995 and declared a dividend of one right ("Right") for each outstanding share of the Company's Common Stock to stockholders of record on July 5, 1995. The Rights only become exercisable, and transferable apart from the Company's Common Stock, ten business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 20% or more of the Company's Common Stock (each a "Triggering Event").

     Each Right initially entitles the holder to purchase one one-hundredth of one share of the Company's Series B Preferred Stock at a price of $60.00, subject to adjustment. In the event that a person becomes a 20% or more holder ("Acquiring Person") of the Company's Common Stock, each holder of a Right (other than the Acquiring Person) will be entitled, instead, to receive upon exercise of each Right a number of shares of the Company's Common Stock (or, in certain circumstances, cash, property or other securities of the

Company) having a current market price equal to twice the exercise price for one one-hundredth of a share of Series B Preferred Stock. Similarly, if after a Triggering Event the Company is acquired in a merger or other business combination, or 50% or more of the Company's assets or earning power are sold or transferred, each Right will entitle the holder thereof (other than the Acquiring Person) to receive a number of shares of common stock of the acquiring company having a current market price equal to twice the exercise price for one one-hundredth of a share of Series B Preferred Stock.

     The Rights may be redeemed by the Company in whole, but not in part, at a redemption price of $.01 per Right at any time prior to the Rights becoming exercisable. The Rights will expire on June 20, 2005. Pursuant to the Plan, all 500,000 shares of the Company's Series B Preferred Stock have been reserved for issuance upon exercise of Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company without the approval of the Company's board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company's stockholders. Because the Company's board of directors can redeem the Rights or approve certain offers, the Rights should not interfere with any merger or other business combination approved by the Company's board of directors.

     The description and terms of the Rights are set forth in a Rights Agreement between the Company and First Interstate Bank of Texas, N.A., as Rights Agent.

     Under Delaware law the power to adopt, amend and repeal bylaws is conferred solely on the stockholders unless the corporation's certificate of incorporation also confers this power upon its board of directors. The Company's Restated Certificate of Incorporation grants this power to the board of directors. The Restated Certificate of Incorporation requires the affirmative vote or consent of holders of not less than 66-2/3% of each class of stock of the Company issued and outstanding and entitled to vote in elections of directors of the Company to approve the merger or consolidation of the Company with any other corporation, or the liquidation of the Company. A provision of the Company's bylaws provides that a special meeting of stockholders may be called only by the chairman of the board of directors, the president, three or more directors or the holders of not less than one-quarter of the shares having voting power at the meeting. These provisions, in addition to the Plan and the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of making more difficult or discouraging a given transaction or change of management deemed undesirable by the board of directors even if such transaction or change is favorable to the interests of stockholders.

FOREIGN OWNERSHIP

     Under the Merchant Marine Act of 1920, the transportation of merchandise or passengers for hire in domestic waters is limited to vessels owned by U.S. citizens that are built in, and registered under the laws of, the United States. For purposes of these requirements, no corporation is deemed a U.S. citizen unless, among other things, no more than 25% of any class of its voting securities are owned by non-U.S. citizens, none of the corporation's chief executive officer, president or chairman of the board are non-U.S. citizens and no more than a minority of its board of directors necessary to constitute a quorum are non-U.S. citizens. If the Company should fail to meet any of the foregoing citizenship requirements, its vessels become ineligible to engage in trade in U.S. domestic waters. Furthermore, the foregoing citizenship requirements must be met in order for the Company to continue to qualify for MARAD-guaranteed financing that currently exists with respect to certain of its vessels. Certain provisions of the Company's Restated Certificate of Incorporation are intended to aid compliance with the foregoing requirements regarding non-U.S. citizen ownership. Based on the composition of its management and board of directors and the recently completed annual test of its stock ownership, the Company meets these citizenship requirements.

     Under the provisions of the Restated Certificate of Incorporation (i) any transfer, or attempted or purported transfer, of any shares of capital stock which would result in the ownership or control by one or more persons who is not a U.S. citizen for purposes of United States coastwide domestic shipping (as defined in the Shipping Act of 1916, as amended), of an aggregate percentage of the shares of capital stock in excess of a fixed percentage (the "Permitted Percentage") which is equal to 5% less than the percentage that would prevent the Company from being a U.S. citizen (currently 25%) for purposes of engaging in United States coastwise domestic shipping, will, until such excess no longer exists, be void and ineffective as against the Company; and (ii) if at any time ownership of Common Stock (either of record or beneficial) by persons other than U.S. citizens exceeds the Permitted Percentage, the Company may withhold payment of any dividends on such shares deemed to be in excess of the Permitted Percentage and will suspend the voting rights of such shares.

     Certificates representing the Common Stock bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, the Company's board of directors is authorized to adopt bylaw provisions (i) requiring, as a condition precedent to the transfer of shares on the records of the Company, representations and other proof as to the identity of existing or prospective stockholders; and (ii) establishing and maintaining a dual stock certificate system under which different forms of certificates may be used to indicate whether or not the owner thereof is a U.S. citizen.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders of Common Stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State thereof or (iii) an estate or trust whose income is includable in gross income for U.S. federal income tax purposes regardless of its source. An individual may, subject to certain exceptions, be deemed to be a resident of the United States (as opposed to a nonresident) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending with the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). U.S. residents are subject to U.S. federal income tax as if they were U.S. citizens. This discussion is for general information only and does not consider any specific facts or circumstances, or any state, local or non-U.S. tax consequences, that may apply to a particular Non-U.S. Holder. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986 and Treasury regulations and judicial interpretations as of the date hereof, all of which are subject to change. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING AND DISPOSING OF COMMON STOCK.

     Dividends. Generally, dividends paid to a Non-U.S. Holder of Common Stock will be subject to U.S. withholding tax at the rate of 30% of the amount of the dividend, or at a lower applicable treaty rate. Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of determining the applicability of a treaty rate. Under proposed Treasury regulations not currently in effect, however, a holder of Common Stock who wished to claim the benefit of an applicable treaty rate would be required to file Internal Revenue Service Form 1001 (Ownership, Exemption, or Reduced Rate Certificate) and, subject to a de minimis exception, Form 8306 (Certificate of Residence) with the Company or its agent. Such Forms would contain the holder's name and address and other pertinent information certified by such holder under penalties of perjury, and in the case of Form 8306 would include an official statement by the "competent authority" (as contemplated by the applicable tax treaty) in the foreign country attesting to the holder's status as a resident of such country.

     If, however, the dividend is effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder, the dividend will be subject to regular U.S. federal income tax at ordinary federal income tax rates (on a net income basis), which is not collected by withholding, provided the Non-U.S. Holder files an Internal Revenue Service Form 4224 with the Company or its agent. Moreover, in the case of a Non-U.S. Holder that is a corporation, a branch profits tax at the rate of 30% (or lower applicable treaty rate) may be imposed on such corporation on its earnings (including dividends) effectively connected with a U.S. trade or business to the extent that such earnings are considered to be repatriated away from the U.S. trade or business.

     Sale of Common Stock. Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the sale (or other disposition) of Common Stock unless (i) such gain is effectively connected with the conduct of a trade or business within the United States by such holder (in which case the branch profits tax described above may also apply if the holder is a foreign corporation), (ii) such holder is an individual who has been present in the United States for at least 183 days during the taxable year of the disposition and the Common Stock is a capital asset with respect to the holder, or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes and the Non-U.S. Holder owned, directly or pursuant to certain attribution rules at any time during the five-year period ending on the date of disposition, more than 5% of the Company's Common Stock (assuming that Common Stock is regularly traded on an established securities market). The Company believes that it is not presently a United States real property holding corporation.

     Information Reporting and Backup Withholding. The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty or not required. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides. U.S. backup withholding tax (which is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under U.S. information reporting requirements) will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States unless the payor has knowledge that the payee is a United States person.

     Payment of the proceeds of a sale of Common Stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the holder certifies as to its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. Payment of the proceeds of a sale of Common Stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding or information reporting; however, if such broker is (i) a United States Person; (ii) a "controlled foreign corporation," or (iii) a foreign person that derives 50% or more of its gross income from the conduct of a trade or business in the United States, such payment will be subject to information reporting (but currently not backup withholding, although the issue of whether backup withholding should apply is under consideration by the Internal Revenue Service) unless such broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met or the holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be credited against the Non-U.S. Holder's federal income tax liability, if any, or refunded, provided the required information is furnished to the Internal Revenue Service.

     Estate Tax. Common Stock owned (or treated as owned) by an individual who, at the time of death, is neither a citizen or a domiciliary of the United States will be includable in his gross estate for United States federal estate tax purposes and thus may be subject to U.S. estate tax, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Purchase Agreement among the Company, the Selling Stockholders and the Underwriters named below (the "Purchase Agreement"), the Company and the Selling Stockholders have agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Robinson-Humphrey Company, Inc. and Simmons & Company International are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

                                                                                NUMBER OF
                                  UNDERWRITERS                                 FIRM SHARES
    -------------------------------------------------------------------------  -----------
    Merrill Lynch, Pierce, Fenner & Smith....................................
                 Incorporated
    The Robinson-Humphrey Company, Inc.......................................
    Simmons & Company International..........................................
                                                                                ---------
                 Total.......................................................   2,000,000
                                                                                =========

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public initially at the offering price as set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $          per share on sales to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     Certain Selling Stockholders have granted the Underwriters options to purchase up to 300,000 additional shares of Common Stock at the public offering price, less the underwriting discount. Each of Portal Energy Corporation and Pentad Offshore Corporation have granted such an option for up to 150,000 shares of Common Stock. Such options, which expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent the Underwriters exercise the options, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter bears to the total number of shares to be purchased initially by the Underwriters.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, the Selling Stockholders and certain directors and members of management have agreed that they will not, without the prior written consent of the Representatives, offer, sell or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable for Common Stock (except for the shares offered hereby or, with respect to the Company and members of management incident to existing agreements or benefit plans) for a period of 90 days after the date of this Prospectus.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company by Keck, Mahin & Cate, Houston, Texas, for certain of the Selling Stockholders by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. Houston, Texas, for certain of the Selling Stockholders by Kelly, Hart & Hallman, Ft. Worth, Texas and for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The statements of revenue and direct expenses of the Cargo Vessel Division of Oil & Gas Rental Services, Inc. for the years ended October 31, 1994 and October 31, 1993, incorporated by reference in this Prospectus, have been so incorporated by reference to the Company's Current Report on Form 8-K-A dated January 27, 1995 amending its Current Report on Form 8-K dated November 15, 1994 in reliance on the report of Bourgeois Bennett, L.L.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


  NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information..................
Incorporation of Certain Documents by
  Reference............................
Prospectus Summary.....................
Risk Factors...........................
Use of Proceeds........................
Capitalization.........................
Price Range of Common Stock and
  Dividend Policy......................
Selected Historical and Pro Forma
  Financial Data.......................
Unaudited Pro Forma Combined Financial
  Information..........................
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................
Business and Properties................
Management.............................
Selling Stockholders...................
Description of Securities..............
Certain United States Tax Consequences
  for Non-U.S. Holders of Common
  Stock................................
Underwriting...........................
Legal Matters..........................
Experts................................

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                2,000,000 SHARES

                            [HORNBECK OFFSHORE LOGO]

                               HORNBECK OFFSHORE
                                 SERVICES, INC.

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                               SIMMONS & COMPANY
                                 INTERNATIONAL

                                           , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be paid by the Company in connection with the issuance and distribution of the securities being registered. All expenses other than the Commission registration fee and the NASD filing and listing fees are estimated.

    Commission registration fee................................................  $12,170
    Listing fee................................................................   17,500
    NASD Filing Fee............................................................    4,079
    Fees and expenses of accountants...........................................     *
    Fees and expenses of counsel...............................................     *
    Printing and engraving expenses............................................     *
    Blue Sky fees and expenses.................................................     *
    Miscellaneous..............................................................     *
                                                                                 -------
              Total............................................................  $  *

- ---------------

* To be filed by amendment.

     In connection with the financing of a 1990 acquisition, certain Selling Stockholders received registration rights from the Company pursuant to which the Company is paying the expenses of such Selling Stockholders in connection with the distribution of their securities being registered, other than the underwriters' discounts and commissions attributable to the shares being sold by such Selling Stockholders and the travel costs and fees and expenses of counsel for such Selling Stockholders estimated at $20,000. In connection with the Petrol Acquisition and the Ravensworth Acquisition, certain Selling Stockholders received registration rights from the Company pursuant to which the Company is paying the expenses of such Selling Stockholders in connection with this offering other than the following expenses, to the extent attributable to the shares being sold by such Selling Stockholders: Commission registration, listing and filing fees, printing expenses, messenger and delivery expenses and underwriting fees, discounts and commissions. Such Selling Stockholders are paying all of their out-of-pocket expenses, including travel costs and fees of counsel. All such costs to such Selling Stockholders are estimated at
$          .

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liabilities asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article Eight of the Company's restated certificate of incorporation states that:

          The corporation shall indemnify, to the full extent permitted by
     Section 145 of the General Corporation Law of Delaware, as amended from time to time, all persons whom it may indemnify pursuant thereto. No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except on any matter in respect of which such director shall be liable under Section 174 of Title 8 of the General Corporation Law of Delaware or any amendment thereto or successor provision thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, such director (i) shall have breached his or her duty or loyalty to the Corporation or its stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law, or in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law or (iv) shall have derived an improper personal benefit. Neither the amendment nor repeal of this Article Eight nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article Eight, shall eliminate or reduce the effect of this Article Eight in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article Eight would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

     The Company's bylaws further provide that the Company shall indemnify its officers, directors and employees to the fullest extent permitted by law.

     In addition to the provisions of the Company's restated certificate of incorporation and bylaws, the Company has taken such other steps as are reasonably necessary to effect its indemnification policy. Included among such other steps is liability insurance provided by the Company for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors or officers of the Company and its North Sea affiliates.

ITEM 16. EXHIBITS.

     Each Exhibit set forth below is, except as noted, incorporated by reference to the applicable Commission filing referenced in the description thereof.

      EXHIBIT NO.
      -----------
          *1          -- Form of Purchase Agreement.
           2(a)       -- Asset Purchase Agreement dated as of November 16, 1992, by and among
                         Registrant, a subsidiary of Registrant and Petrol Marine Corporation
                         (Form 8-K, November 25, 1992, SEC File No. 0-10809, Exhibit 2(a)).
           2(b)       -- Asset Purchase Agreement dated as of November 16, 1992, by and among
                         Registrant, certain subsidiaries of Registrant, Pentad Offshore
                         Corporation and Pentad Resources, Inc. (Form 8-K, November 25, 1992,
                         SEC File No. 0-10809, Exhibit 2(b)).
           2(c)       -- Asset Purchase Agreement dated as of November 16, 1992, by and among
                         Registrant, certain subsidiaries of Registrant, Portal Energy
                         Corporation and Portal Corporation (Form 8-K, November 25, 1992, SEC
                         File No. 0-10809, Exhibit 2(c)).
           2(d)       -- Stock Purchase Agreement, dated May 26, 1993, by and between the
                         Registrant and Ravensworth Holdings Limited (Form 8-K, May 26, 1993,
                         SEC File No. 0-10809, Exhibit 2(d)).
           2(e)       -- Stock Option and Ancillary Rights Agreement, dated May 26, 1993, by and between Registrant and Ravensworth Holdings Limited. (Form 8-K,
                         May 26, 1993, SEC File No. 0-10809, Exhibit 2(b)).
           2(f)       -- Agreement for Purchase and Sale of Vessels, dated November 15, 1994, by and between Registrant and Oil & Gas Rental Services, Inc. (Form
                         8-K, October 6, 1994, SEC File No. 0-10809, Exhibit 2(a)).
           2(g)       -- Share, Business and Asset Acquisition Agreement relating to purchase of Seaboard Offshore Group Limited, dated as of November 30, 1994, by and among Seaboard Holdings Limited and the Shareholders of Seaboard
                         Offshore Group Limited and joined for certain limited purposes by other parties (Form 10-K, December 31, 1994, SEC File No. 0-10809,
                         Exhibit 2(g)).
           4(a)       -- Restated Certificate of Incorporation of Hornbeck Offshore Services,
                         Inc., as amended, including Certificate of Designations of Series B
                         Junior Participating Preferred Stock (Form 8-A/A Amendment No. 2,
                         June 21, 1995, Hornbeck Offshore Services, Inc., Exhibit 3.2i).
           4(b)       -- Restated Bylaws of Hornbeck Offshore Services, Inc. as of June 20,
                         1995 (Form 8-A/A Amendment No. 2, June 21, 1995, Hornbeck Offshore
                         Services, Inc., Exhibit 3.2ii).
           4(c)       -- Rights Agreement dated as of June 20, 1995 between Hornbeck Offshore
                         Services, Inc. and First Interstate Bank of Texas, N.A., as Rights
                         Agent, which includes as Exhibit A the Certificate of Designations of
                         Series B Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Stock (Form 8-A, June 21, 1995, Hornbeck Offshore
                         Services, Inc., Exhibit 4.1).
           4(d)       -- Agreement Concerning Registration Rights between Registrant and Larry
                         D. Hornbeck, dated as of June 28, 1989. (Form S-1, March 22, 1990,
                         Registration No. 33-33999, Exhibit 4(b)).
           4(e)       -- Special Rights Agreement, dated January 30, 1990, by and between
                         Registrant, HOS-2 Partners, L.P. (Form 8-K, January 30, 1990, SEC
                         File No. 0-10809, Exhibit 4.7).
           4(f)       -- Registration Rights Agreement, dated January 30, 1990, by and among
                         Registrant, HOS-2 Partners, L.P. and Collecting Bank, N.A. (a bank in liquidation) (Form 8-K, January 30, 1990, SEC File No. 0-10809,
                         Exhibit 4.8).

      EXHIBIT NO.
      -----------
           4(g)       -- Stockholders Agreement dated as of November 19, 1992, by and among
                         Registrant, Petrol Marine Corporation, Pentad Offshore Corporation,
                         Portal Energy Corporation, acknowledged and agreed to by Bruce W.
                         Hunt and acknowledged and agreed to for certain limited purposes by
                         HOS Partners, L.P. and HOS-2 Partners, L.P. (Form 8-K, November 25,
                         1992, SEC File No. 0-10809, Exhibit 28(b)).
           4(h)       -- Amendment No. 1 to Stockholders Agreement dated as of March 18, 1994 by and among Petrol Marine Corporation, Pentad Offshore Corporation,
                         Portal Energy Corporation, acknowledged and agreed to by Bruce W.
                         Hunt, and acknowledged and agreed to for certain limited purposes by
                         HOS Partners, L.P. and HOS-2 Partners, L.P. (Form 10-K, December 31,
                         1994, SEC File No. 0-10809, Exhibit 4(e)).
           4(i)       -- Registration Rights Agreement, dated July 23, 1993, by and between
                         Hornbeck Offshore Services, Inc. and Ravensworth Holdings Limited
                         (Form 10-K, December 31, 1993, SEC File No. 0-10809, Exhibit 4(g)).
          *5          -- Opinion of Keck, Mahin & Cate
          23(a)       -- Consent of Price Waterhouse LLP, Registrant's Independent
                         Accountants.
          23(b)       -- Consent of Bourgeois Bennett, L.L.C., Independent Accountants for
                         Cargo Vessel Division of Oil & Gas Rental Services, Inc.
         *23(c)       -- Consent of Keck, Mahin & Cate (included in Exhibit 5).
          24(a)       -- Power of Attorney pursuant to which amendments to this Registration
                         Statement may be filed (included as part of the signature page contained in Part II of this Registration Statement).

- ---------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby agrees to furnish to the Commission upon request a copy of all instruments with respect to long-term debt of the registrant and its consolidated subsidiaries and of any unconsolidated subsidiaries for which financial statement are required to be filed.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 5, 1995.

                                            HORNBECK OFFSHORE SERVICES INC.
                                            (Registrant)

                                            By:      /s/  LARRY D. HORNBECK
                                               --------------------------------
                                                      Larry D. Hornbeck
                                               Chairman of the Board, President
                                                 and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry D. Hornbeck, Robert W. Hampton and Richard
R. Ellison, and each one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                  SIGNATURE                                 TITLE                      DATE
                  ---------                                 -----                      ----
         /s/  LARRY D. HORNBECK                Director, Chairman of the            July 5, 1995
- ---------------------------------------------  Board, President and Chief
             (Larry D. Hornbeck)               Executive Officer (Principal
                                               Executive Officer)

         /s/  ROBERT W. HAMPTON                Vice President, Treasurer and        July 5, 1995
- ---------------------------------------------  Chief Financial Officer
             (Robert W. Hampton)               (Principal Financial and
                                               Accounting Officer)

         /s/  ANTHONY W. HENFREY               Director                             July 5, 1995
- ---------------------------------------------
             (Anthony W. Henfrey)

            /s/  BRUCE W. HUNT                 Director                             July 5, 1995
- ---------------------------------------------
                (Bruce W. Hunt)

           /s/  WARREN B. IDSAL                Director                             July 5, 1995
- ---------------------------------------------
               (Warren B. Idsal)

             /s/  BILLY PUGH                   Director                             July 5, 1995
- ---------------------------------------------
                 (Billy Pugh)

        /s/  ROBERT E. SCHULLER, JR.           Director                             July 5, 1995
- ---------------------------------------------
            (Robert E. Schuller, Jr.)

             /s/  L. E. SIMMONS                Director                             July 5, 1995
- ---------------------------------------------
                 (L. E. Simmons)

                               INDEX TO EXHIBITS

      EXHIBIT NO.
      -----------
          *1          -- Form of Purchase Agreement.
           2(a)       -- Asset Purchase Agreement dated as of November 16, 1992, by and among
                         Registrant, a subsidiary of Registrant and Petrol Marine Corporation
                         (Form 8-K, November 25, 1992, SEC File No. 0-10809, Exhibit 2(a)).
           2(b)       -- Asset Purchase Agreement dated as of November 16, 1992, by and among
                         Registrant, certain subsidiaries of Registrant, Pentad Offshore
                         Corporation and Pentad Resources, Inc. (Form 8-K, November 25, 1992,
                         SEC File No. 0-10809, Exhibit 2(b)).
           2(c)       -- Asset Purchase Agreement dated as of November 16, 1992, by and among
                         Registrant, certain subsidiaries of Registrant, Portal Energy
                         Corporation and Portal Corporation (Form 8-K, November 25, 1992, SEC
                         File No. 0-10809, Exhibit 2(c)).
           2(d)       -- Stock Purchase Agreement, dated May 26, 1993, by and between the
                         Registrant and Ravensworth Holdings Limited (Form 8-K, May 26, 1993,
                         SEC File No. 0-10809, Exhibit 2(d)).
           2(e)       -- Stock Option and Ancillary Rights Agreement, dated May 26, 1993, by and between Registrant and Ravensworth Holdings Limited. (Form 8-K,
                         May 26, 1993, SEC File No. 0-10809, Exhibit 2(b)).
           2(f)       -- Agreement for Purchase and Sale of Vessels, dated November 15, 1994, by and between Registrant and Oil & Gas Rental Services, Inc. (Form
                         8-K, October 6, 1994, SEC File No. 0-10809, Exhibit 2(a)).
           2(g)       -- Share, Business and Asset Acquisition Agreement relating to purchase of Seaboard Offshore Group Limited, dated as of November 30, 1994, by and among Seaboard Holdings Limited and the Shareholders of Seaboard
                         Offshore Group Limited and joined for certain limited purposes by other parties (Form 10-K, December 31, 1994, SEC File No. 0-10809,
                         Exhibit 2(g)).
           4(a)       -- Restated Certificate of Incorporation of Hornbeck Offshore Services,
                         Inc., as amended, including Certificate of Designations of Series B
                         Junior Participating Preferred Stock (Form 8-A/A Amendment No. 2,
                         June 21, 1995, Hornbeck Offshore Services, Inc., Exhibit 3.2i).
           4(b)       -- Restated Bylaws of Hornbeck Offshore Services, Inc. as of June 20,
                         1995 (Form 8-A/A Amendment No. 2, June 21, 1995, Hornbeck Offshore
                         Services, Inc., Exhibit 3.2ii).
           4(c)       -- Rights Agreement dated as of June 20, 1995 between Hornbeck Offshore
                         Services, Inc. and First Interstate Bank of Texas, N.A., as Rights
                         Agent, which includes as Exhibit A the Certificate of Designations of
                         Series B Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Stock (Form 8-A, June 21, 1995, Hornbeck Offshore
                         Services, Inc., Exhibit 4.1).
           4(d)       -- Agreement Concerning Registration Rights between Registrant and Larry
                         D. Hornbeck, dated as of June 28, 1989. (Form S-1, March 22, 1990,
                         Registration No. 33-33999, Exhibit 4(b)).
           4(e)       -- Special Rights Agreement, dated January 30, 1990, by and between
                         Registrant, HOS-2 Partners, L.P. (Form 8-K, January 30, 1990, SEC
                         File No. 0-10809, Exhibit 4.7).
           4(f)       -- Registration Rights Agreement, dated January 30, 1990, by and among
                         Registrant, HOS-2 Partners, L.P. and Collecting Bank, N.A. (a bank in liquidation) (Form 8-K, January 30, 1990, SEC File No. 0-10809,
                         Exhibit 4.8).
           4(g)       -- Stockholders Agreement dated as of November 19, 1992, by and among
                         Registrant, Petrol Marine Corporation, Pentad Offshore Corporation,
                         Portal Energy Corporation, acknowledged and agreed to by Bruce W.
                         Hunt and acknowledged and agreed to for certain limited purposes by
                         HOS Partners, L.P. and HOS-2 Partners, L.P. (Form 8-K, November 25,
                         1992, SEC File No. 0-10809, Exhibit 28(b)).

      EXHIBIT NO.
      -----------
         4(h)         -- Amendment No. 1 to Stockholders Agreement dated as of March 18, 1994 by and among Petrol Marine Corporation, Pentad Offshore Corporation,
                         Portal Energy Corporation, acknowledged and agreed to by Bruce W.
                         Hunt, and acknowledged and agreed to for certain limited purposes by
                         HOS Partners, L.P. and HOS-2 Partners, L.P. (Form 10-K, December 31,
                         1994, SEC File No. 0-10809, Exhibit 4(e)).
         4(i)         -- Registration Rights Agreement, dated July 23, 1993, by and between
                         Hornbeck Offshore Services, Inc. and Ravensworth Holdings Limited
                         (Form 10-K, December 31, 1993, SEC File No. 0-10809, Exhibit 4(g)).
        *5            -- Opinion of Keck, Mahin & Cate
         23(a)        -- Consent of Price Waterhouse LLP, Registrant's Independent
                         Accountants.
         23(b)        -- Consent of Bourgeois Bennett, L.L.C., Independent Accountants for
                         Cargo Vessel Division of Oil & Gas Rental Services, Inc.
        *23(c)        -- Consent of Keck, Mahin & Cate (included in Exhibit 5).
         24(a)        -- Power of Attorney pursuant to which amendments to this Registration
                         Statement may be filed (included as part of the signature page contained in Part II of this Registration Statement).

- ---------------

* To be filed by amendment.